08001178

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schneider Electric

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FILE NO. 82- 03706

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 3/11/08

082-03706

AR/S
12-31-07

Consolidated Financial Statements

For the year ended December 31, 2007

Schneider Electric

Consolidated Statement of Income

(in millions of euros except for earnings per share)

		2007	2006
Revenue	*(note 22)*	**17,308.6**	**13,729.7**
Cost of sales		(10,210.0)	(8,050.6)
Gross profit		**7,098.6**	**5,679.1**
Research and development expenses	*(note 23)*	(417.1)	(324.4)
Selling, general and administrative expenses		(3,978.1)	(3,220.0)
Other operating income and expenses	*(note 25)*	(141.7)	(116.0)
EBITA (*)		**2,561.7**	**2,018.7**
Amortization and impairment of purchase accounting intangibles		(78.6)	(18.0)
Operating profit		**2,483.1**	**2,000.7**
Finance costs, net		(246.8)	(104.0)
Other financial income and expenses		(19.1)	(16.9)
Finance costs and other financial income and expense, net	*(note 26)*	**(265.9)**	**(120.9)**
Share of profit /(losses) of associates	*(note 7)*	4.3	1.9
Profit before tax		**2,221.5**	**1,881.7**
Income tax expense	*(note 12)*	(600.0)	(535.1)
Profit for the period		**1,621.5**	**1,346.6**
- Attributable to equity holders of the parent		1,583.1	1,309.4
- Attributable to minority interests		38.4	37.2
Basic earnings per share (in euros)	*(note 14.3)*	6.78	5.95
Diluted earnings per share (in euros)	*(note 14.3)*	6.70	5.90

* EBITA (Earnings Before Interest Taxes and Amortization of purchase accounting intangibles)
Effective January 1, 2007, the Group adopted a new presentation for operating performance that separates out amortization and impairment of intangible assets recognized in business combinations. The 2006 data has been adjusted to allow meaningful comparison (note 2).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions of euros)		2007	2006
I - Cash flows from operating activities:			
Profit attributable to equity holders of the parent		1,583.1	1,309.4
Minority interests		38.4	37.2
Share of (profit)/ losses of associates, net of dividends received		(4.3)	(1.9)
Adjustments to reconcile net profit to net cash provided by operating activities:			
Depreciation of property, plant and equipment		309.4	282.1
Amortization of intangible assets other than goodwill		184.9	110.4
Losses on non current assets		41.2	32.2
Increase/(decrease) in provisions		100.8	80.7
Change in deferred taxes		11.3	99.0
Losses/(gains) on disposals of assets		(80.7)	(38.0)
Other		26.6	10.2
Net cash provided by operating activities before changes in operating assets and liabilities		**2,210.7**	**1,921.3**
(Increase)/decrease in accounts receivable		(367.1)	(255.8)
(Increase)/decrease in inventories and work in process		(44.0)	(382.5)
Increase/(decrease) in accounts payable		150.6	225.0
Change in other current assets and liabilities		139.9	79.9
Change in working capital requirement		**(120.6)**	**(333.4)**
	Total I	**2,090.1**	**1,587.9**
II - Cash flows from investing activities:			
Purchases of property, plant and equipment		(403.0)	(330.1)
Proceeds from disposals of property, plant and equipment		78.7	76.6
Purchases of intangible assets		(232.7)	(225.4)
Proceeds from disposals of intangible assets		(3.1)	(2.0)
Net cash used by investment in operating assets		**(560.0)**	**(480.9)**
Purchases of financial investments - net	*(note 3)*	(5,291.1)	(897.8)
Purchases of other long-term investments		(0.3)	163.1
Increase in long-term pension assets		(25.1)	(19.6)
Sub-total		**(5,316.5)**	**(754.3)**
	Total II	**(5,876.5)**	**(1,235.2)**
III - Cash flows from financing activities:			
Issuance of long-term debt	*(note 17)*	707.7	996.8
Repayment of long-term debt		(5,159.8)	(148.7)
Sale/(purchase) of treasury shares		14.7	52.9
Increase/(reduction) in other financial debt		6,386.0	298.5
Issuance of shares		1,270.8	76.5
Dividends paid: Schneider Electric SA (1)		(670.4)	(502.6)
Minority interests		(28.8)	(14.6)
	Total III	**2,520.1**	**758.8**
IV - Net effect of exchange rate :	**Total IV**	**(1.6)**	**11.5**
Net increase/(decrease) in cash and cash equivalents : I + II + III + IV		**(1,267.9)**	**1,123.0**
Cash and cash equivalents at beginning of period		2,426.2	1,303.3
Increase/(decrease) in cash and cash equivalents		(1,267.9)	1,123.0
Cash and cash equivalents at end of period	*(note 13)*	**1,158.3**	**2,426.2**

(1) Includes a *précompte* withholding tax back payment in 2006

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

ASSETS		Dec. 31, 2007	Dec. 31, 2006
Non-current assets			
Goodwill, net	*(note 4)*	8,141.2	6,185.7
Intangible assets, net	*(note 5)*	3,714.4	1,493.1
Property, plant and equipment, net	*(note 6)*	1,856.1	1,615.1
Total tangible and intangible assets		5,570.5	3,108.2
Investments in associates	*(note 7)*	171.9	10.2
Available-for-sale financial assets	*(note 8)*	322.5	315.7
Other financial assets	*(note 8)*	124.1	114.2
Total non current financial assets		446.6	429.9
Deferred taxes	*(note 12)*	687.7	672.8
Total non-current assets		**15,018.0**	**10,406.9**
Current assets			
Inventories and work in process	*(note 9)*	2,480.8	2,055.9
Trade accounts receivable	*(note 10)*	3,463.2	2,882.8
Other receivables and prepaid expenses	*(note 11)*	950.4	994.8
Assets held for sale		2.5	6.4
Current financial assets	*(note 8)*	83.9	73.5
Cash and cash equivalents	*(note 13)*	1,268.9	2,544.1
Total current assets		**8,249.7**	**8,557.4**
Total assets		**23,267.7**	**18,964.3**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Balance Sheet

(in millions of euros)

LIABILITIES		Dec. 31, 2007	Dec. 31, 2006
Equity	*(note 14)*		
Share capital		1,962.4	1,821.6
Share premium account		5,254.3	4,121.0
Retained earnings		3,930.7	2,925.9
Translation reserve		(962.9)	(152.0)
Equity attributable to equity holders of the parent		**10,184.5**	**8,716.5**
Minority interests		129.2	121.6
Total equity		**10,313.7**	**8,838.1**
Long-term provisions			
Provisions for pensions and other post-employment benefits	*(note 15)*	996.3	1,159.0
Provisions for contingencies	*(note 16)*	264.1	283.1
Total long-term provisions		1,260.4	1,442.1
Non-current liabilities			
Ordinary and convertible bonds	*(note 17)*	3,195.6	3,237.9
Other long-term debt	*(note 17)*	589.8	219.2
Total non-current financial liabilities		3,785.4	3,457.1
Deferred tax liabilities	*(note 12)*	909.7	305.3
Other non-current liabilities	*(note 18)*	76.7	90.2
Total non-current liabilities		**6,032.2**	**5,294.6**
Current liabilities			
Trade accounts payable		2,132.9	1,948.5
Accrued taxes and payroll costs		1,305.0	1,206.5
Short-term provisions	*(note 16)*	445.5	286.7
Other current liabilities		637.2	505.3
Short-term debt	*(note 17)*	2,401.3	884.6
Total current liabilities		**6,921.8**	**4,831.6**
Total equity and liabilities		**23,267.7**	**18,964.3**

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Equity and Minority Interests

(in millions of euros except for number of shares)

	Number of shares (thousands)	Share capital	Share premium account	Retained earnings	Treasury stock	Other reserves	Translation reserve	Equity attributable to equity holders of the parent	Minority interests	TOTAL
December 31, 2005	**226,619.2**	**1,813.0**	**4,069.0**	**2,399.6**	**(338.6)**	**99.8**	**200.8**	**8,243.6**	**93.9**	**8,337.5**
Profit for the year				1,309.4				1,309.4	37.2	1,346.6
Valuation gains/(losses) taken to equity (note 14)						(109.2)		(109.2)		(109.2)
Exchange differences on translating foreign operations							(352.8)	(352.8)	(10.1)	(362.9)
Total recognized income and expense for the period (comprehensive income)				**1,309.4**		**(109.2)**	**(352.8)**	**847.4**	**27.1**	**874.5**
Exercise of stock options (note 14)	1,079.1	8.6	52.0					60.6		60.6
Dividends (note 14)				(493.0)				(493.0)	(14.6)	(507.6)
Change in treasury stock (note 14)					52.9			52.9		52.9
Stock options					20.8			20.8		20.8
Other (1)				(15.8)				(15.8)	15.2	(0.6)
December 31, 2006	**227,698.3**	**1,821.6**	**4,121.0**	**3,200.2**	**(264.9)**	**(9.4)**	**(152.0)**	**8,716.5**	**121.6**	**8,838.1**
Profit for the year				1,583.1				1,583.1	38.4	1,621.5
Valuation gains/(losses) taken to equity (note 14)						12.3		12.3		12.3
Exchange differences on translating foreign operations							(810.9)	(810.9)	(1.3)	(812.2)
Total recognized income and expense for the period (comprehensive income)				**1,583.1**		**12.3**	**(810.9)**	**784.5**	**37.1**	**821.6**
Issuance of shares	15,780.8	126.2	1,052.1					1,178.3		1,178.3
Exercise of stock options (note 14)	1,820.2	14.6	81.2					95.8		95.8
Dividends (note 14)				(670.4)				(670.4)	(28.8)	(699.2)
Change in treasury stock (note 14)					23.9			23.9		23.9
Stock options					25.7			25.7		25.7
Other (2)				18.9	11.3			30.2	(0.7)	29.5
December 31, 2007	**245,299.3**	**1,962.4**	**5,254.3**	**4,131.8**	**(204.0)**	**2.9**	**(962.9)**	**10,184.5**	**129.2**	**10,313.7**

(1) Of which the effect of a €24million tax decrease for items initially recognized in equity and €7 million due to the effect of the capital gain on own shares.

(2) Of which €12 million in connection with the employee share purchase plan and €6.0 million from reclassification of capital gains on own shares.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

All amounts in millions of euros unless otherwise indicated.
The accompanying notes are an integral part of the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2007 were approved by the Management Board of Schneider Electric on February 15, 2008 and reviewed by the Supervisory Board on February 19, 2008. They will be submitted to shareholders for approval at the Annual General Meeting of April 21, 2008.
The Group's main businesses are described in Chapter 1 of the Annual Report.

Note 1 - Summary of significant accounting policies

1.1 Accounting standards

Schneider Electric's consolidated financial statements have been prepared in compliance with IASB standards applicable as of December 31, 2007 and the international accounting standards adopted by the European Union as of December 31, 2007 and. These include International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standards Interpretations Committee (SIC). The accounting policies and methods used are described below.
These methods are consistent with those used for the year ended December 31, 2006, with the following exceptions:

In 2007, the Group applied for the first time the amendment to IAS 1 – *Presentation of Financial Statements (revised)* – and IFRS 7 – *Financial Instruments: Disclosures.* It also applied for the first time in 2007 IFRIC 7 – *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*, IFRIC 8 – *Scope of IFRS 2*, IFRIC 9 – *Reassessment of Embedded Derivatives*, and IFRIC 10 – *Interim Financial Reporting and Impairment.*

Adoption of these revised standards and interpretations did not have any impact on the Group's performance or financial position. Additional disclosures were required, however, in the notes to the financial statements. The main effects of these changes were as follows:

IFRS 7 – *Financial Instruments: Disclosures*

This standard requires to disclose information about the significance of financial instruments and information about the nature and extent of risks arising from financial instruments. This information is included in the financial statements, as well as in the chapter on Risk Factors in the Registration Document.

IAS 1 – *Presentation of Financial Statements*

The amendment requires to disclose new information on its objectives, policies and processes for managing capital. This information is provided in Note 14.1.

First-time application of IFRIC 8, IFRIC 9 and IFRIC 10 in 2007 did not have any impact on the Group's financial statements.

The Group did not opt for early application of IFRS 8 – *Operating Segments*, as the standard was not adopted by the European Union until November 22, 2007. Application of this standard is expected to modify the presentation of Segment Information.

The financial statements provide data prepared in accordance with IFRS for the years ended December 31, 2007 and December 31, 2006. The financial statements for the year ended December 31, 2005, presented in the Registration Document registered with Autorité des Marchés Financiers (AMF) under number D.06-0158 on March 27, 2006, are incorporated by reference.

1.2 Basis of presentation

The financial statements have been prepared on a historical cost basis, with the exception of derivatives and available-for-sale financial assets, which are measured at fair value. Financial liabilities are measured using the cost model. The carrying amount of hedged assets and liabilities and the related hedging instruments corresponds to their fair value.

1.3 Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities at the date of the financial statements, revenues and expenses for the reporting period and related disclosures. Actual results could differ from those estimates.

These estimates mainly concern:

- The recoverable amount of goodwill, property, plant and equipment and intangible assets (described in Note 1.10).
- The net realizable value of inventories and work in process (described in Note 1.12).
- The recoverable amount of accounts receivable (described in Note 1.13).
- The valuation of share-based payments (described in Note 1.18).
- The calculation of provisions for contingencies, in particular for warranties (described in Note 1.19).
- Pension and other post-employment benefit obligations (described in Note 15).

1.4 Consolidation principles

Companies over which the Group exercises exclusive control, either directly or indirectly, are fully consolidated. Exclusive control is control by all means, including ownership of a majority voting interest, significant minority ownership, and contracts or agreements with other shareholders.

Investments in operating entities controlled jointly with a limited number of partners, such as joint ventures and alliances, are accounted for by the equity method in accordance with the alternative treatment allowed under IAS 31 – *Interests in Joint Ventures.*

Companies over which the Group has significant influence ("associates") are accounted for by the equity method. Significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intragroup balances and transactions are eliminated in consolidation.

The list of consolidated subsidiaries and associates is provided in note 29.

Group consolidation is based on closing figures as of December 31 of the period.

1.5 Business combinations

Business combinations are accounted for using the purchase method, in accordance with IFRS 3 – *Business Combinations.* In accordance with the option provided by IFRS 1 – *First-Time Adoption of IFRS* – business combinations recorded before January 1, 2004 have not been restated.

All identified acquired assets, liabilities and contingent liabilities are recognized at their fair value as of the date of acquisition. Provisional fair values are adjusted within a maximum of twelve months following the date of acquisition.

If the cost of acquisition is higher than the fair value of assets acquired and liabilities assumed at the date of acquisition, the excess is recorded under goodwill. If the cost of acquisition is lower than the fair value of assets acquired and liabilities assumed at the date of acquisition, the negative goodwill is immediately recognized in the income statement.

Goodwill is not amortized, but tested for impairment at least annually and when there is an indication that it may be impaired (note 1.10). Any impairment losses are recognized under "Other operating income/(expense)".

1.6 Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are drawn up in euros.

The financial statements of subsidiaries that use another functional currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement and cash flow items are translated at weighted-average annual exchange rates.

Differences arising on translation are recorded in equity under "Translation reserve". In accordance with IFRS 1 – *First Time Adoption of IFRS* – cumulative translation adjustments were reset to zero at January 1, 2004 by adjusting opening retained earnings, without any impact on total equity.

1.7 Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement under "Other financial income and expense, net". Foreign currency hedging is described below, in note 1.22.

1.8 Intangible assets

➢ **Intangible assets acquired separately or as part of a business combination**

Intangible assets acquired separately are initially recognized in the balance sheet at historical cost. They are subsequently measured using the cost model, in accordance with IAS 38 – *Intangible Assets.*

Trademarks, customer lists and other identifiable assets of acquired companies are recognized in the balance sheet at fair value, determined by qualified experts for the most significant assets and internally for the rest. The valuations are performed using generally accepted methods, based on expected future cash flows. The assets are regularly tested for impairment.

Intangible assets other than trademarks are amortized on a straight-line basis over their useful life or the period of legal protection. Amortized intangible assets are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount.

Amortization and impairment losses on intangible assets recognized on business combinations are presented under "Amortization and impairment of purchase accounting intangibles" in the income statement.

Impairment losses on other intangible assets are recognized under "Other operating income/(expense)".

Trademarks

Trademarks acquired as part of a business combination are not amortized when they are considered to have an indefinite life.

This is determined on the basis of:

- Brand awareness.
- The Group's strategy for integrating the trademark into its existing portfolio.

Non-amortized trademarks are tested for impairment at least annually and when there is any indication that their recoverable amount may be less than their carrying amount. When necessary, an impairment loss is recorded.

> **Internally-generated intangible assets**

Research and development costs

Research costs are recognized in the income statement when incurred.

Systems were set up to track and capitalize development costs in 2004. As a result, only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs for new projects are capitalized if, and only if:

- The project is clearly identified and the related costs are separately identified and reliably tracked.
- The project's technical feasibility has been demonstrated and the Group has the intention and financial resources to complete the project and to use or sell the related products.
- It is probable that the future economic benefits attributable to the project will flow to the Group.

Development costs that do not meet these criteria are expensed in the year in which they are incurred.

Capitalized development costs are amortized over the estimated life of the underlying technology, which generally ranges from 3 to 10 years. The amortization charge is included in the cost of the related products and classified into "Cost of sales" when the products are sold.

Software implementation

External and internal costs for the programming, coding and testing of Enterprise Resource Planning (ERP) applications are capitalized and amortized over the applications' useful lives.

1.9 Property, plant and equipment

Land, buildings, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses, in accordance with the cost model provided for in IAS 16 – *Property, plant and equipment.*

Each part of an item of property, plant and equipment with a useful life that is different from that of the item as a whole is depreciated separately on a straight-line basis. The main useful lives are as follows:

Buildings	:	20-40 years
Plant and equipment	:	3-10 years
Other	:	3-12 years

The useful life of operating assets, such as production lines, reflects the related products' estimated life cycles.

Useful lives are reviewed periodically and may be adjusted prospectively if appropriate.

The depreciable amount of an asset is determined after deducting its residual value, when the residual value is material.

Depreciation is charged to the income statement or included in the production cost of inventory or the cost of internally-generated intangible assets. It is recognized under "Cost of sales," "Research expenses" or "Selling, general and administrative expenses", depending on the case.

Property, plant and equipment are tested for impairment when there is any indication that their recoverable amount may be less than their carrying amount. Impairment losses are charged to the income statement under "Other operating income/(expense)".

➢ **Leases**

Finance leases, defined as leases that transfer substantially all the risks and rewards of ownership to the lessee, are recognized as an asset and a liability.

Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and the related payments are recognized as an expense on a straight-line basis over the lease term.

➢ **Borrowing costs**

Borrowing costs incurred during the construction or acquisition of property, plant and equipment and intangible assets are expensed when incurred, in accordance with the recommended treatment under IAS 23 – *Borrowing Costs.*

1.10 Impairment of assets

In accordance with IAS 36 – *Impairment of Assets* – the recoverable amount of long-lived assets is assessed as follows:

- All depreciable and amortizable property, plant and equipment and intangible assets are reviewed at each balance sheet date to determine whether there is any indication that the asset may be impaired. Indications of impairment are identified on the basis of external or internal information. If such an indication exists, the Group tests the asset for impairment by comparing its carrying amount to the higher of fair value less costs to sell and value in use.

- Non-amortizable intangible assets and goodwill are tested for impairment at least annually and when there is any indication that the asset may be impaired.

Value in use is determined by discounting estimated future cash flows that will be generated by the tested assets, generally over a period of not more than five years. Estimated future cash flows are based on management's economic assumptions and operating forecasts. The discount rate corresponds to Schneider Electric's weighted average cost of capital (7.5% at December 31, 2007 and 2006), plus a risk premium depending on the region in question.

Impairment tests are performed at the level of the cash-generating unit (CGU) to which the asset belongs. A cash-generating unit is the smallest group of assets that generates cash inflows that are largely independent of those cash flows from other assets or groups of assets. At Schneider Electric, CGUs generally correspond to the Operating Divisions (Europe, North America, Asia-Pacific and Rest of the World). Each of the Growth Platform businesses is also a CGU.

Goodwill is allocated to a CGU when initially recognized. This allocation is made on the basis used to track the performance of Group operations and to assess the benefits derived from the synergies of the business combination.

If the recoverable amount of an asset or CGU is lower than its carrying amount, an impairment loss is recognized. To the extent possible, impairment losses on CGUs comprising goodwill are recorded as a deduction from goodwill.

The majority of the Group's goodwill is allocated to CGUs in Europe and the United States. This goodwill is tested for impairment using a discount rate equal to the Group's weighted average cost of capital, with no risk premium. The perpetuity growth rate for these CGUs was 2% in 2007, unchanged from the previous year.

1.11 Non-current financial assets

Investments in non-consolidated companies are classified in available-for-sale financial assets. They are initially recorded at cost and subsequently measured at fair value, when fair value can be reliably determined.

The fair value of equity instruments quoted in an active market corresponds to the quoted price on the balance sheet date.

In cases where fair value can not be reliably determined, the instruments are measured at cost net of any accumulated impairment losses. The recoverable amount is determined by reference to the Group's equity in the underlying entity's net assets and the entity's expected future profitability and business outlook. This rule is applied in particular to equity instruments that do not have a quoted market price in an active market.

Changes in fair value are accumulated in equity under "Other reserves" up to the date of sale, at which time they are recognized in the income statement. Unrealized losses on assets that are considered to be permanently impaired are recorded under "Finance costs and other financial income and expense, net".

Loans, recorded under "Other financial assets", are carried at amortized cost and tested for impairment if there is any indication that their recoverable amount may be less than their carrying amount. Long-term financial receivables are discounted when the impact of discounting is meaningful.

1.12 Inventories and work in process

Inventories and work in process are stated at the lower of cost (generally determined by the weighted-average cost method) or estimated net realizable value.

Net realizable value corresponds to the estimated selling price net of remaining expenses to complete and/or sell the products.

Impairment losses on materials are recognized in "Cost of sales" and on finished products in "Selling, general and administrative expenses".

The cost of work in process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs, production overheads based on normal capacity utilization rates and the portion of research and development costs related to the production process (corresponding to the amortization of capitalized projects in production and product and range maintenance costs).

1.13 Trade accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount of the loss can be reasonably estimated. Doubtful accounts and the related allowances are identified and determined based on historical loss experience, the age of the receivables and a detailed assessment of related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and the related allowance are written off to the income statement.

Accounts receivable in more than one year are discounted in cases where the discounting adjustment is material.

1.14 Assets held for sale

Assets held for sale are no longer depreciated and are recorded separately in the balance sheet under "Assets held for sale" at the lower of amortized cost and net realizable value.

1.15 Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be recovered at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are not discounted. Deferred tax assets and liabilities that concern the same unit and are expected to reverse in the same period are netted off.

1.16 Cash and cash equivalents

Cash and cash equivalents presented in the balance sheet consist of cash, bank accounts, term deposits of three months or less and other liquid marketable securities. Substantially all marketable securities represent short-term instruments that can be easily converted into a determinable cash amount, such as commercial paper, mutual funds and equivalents. In light of their nature and maturities, these instruments carry virtually no risk of impairment. The Group treats them as cash equivalents.

1.17 Treasury stock

Schneider Electric shares held by the parent company or by fully consolidated companies are measured at cost and deducted from equity. They are held at their acquisition price until sold.

Gains and losses on the sale of treasury stock are recognized in equity, net of tax.

1.18 Pensions and other post-employment benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, termination benefit and other long-term benefit plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs.

➢ Defined contribution plans

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability.

> **Defined benefit plans**

The present value of defined benefit obligations is determined using the projected unit credit method.

The amount recognized in the balance sheet corresponds to the present value of the obligation, adjusted for unrecognized past service cost and reduced by the fair value of plan assets at the balance sheet date.

If the plan has a surplus (i.e. the fair value of plan assets is greater than the present value of the obligation, as adjusted for unrecognized past service cost), the recognized asset is limited to the lower of unrecognized past service cost and the present value of available refunds and reductions in future contributions to the plan.

Changes resulting from periodic adjustments to actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on plan assets, years of service, etc.) are immediately recognized in the Group's obligation and as a separate component of equity in "Other reserves".

> **Mandatory general plans and multi-employer plans**

In most countries, the Group participates in mandatory general plans, while in some countries, it contributes to multi-employer plans. Depending on their terms and conditions, these plans are treated as defined contribution or defined benefit plans. For defined benefit plans, the Group recognizes its share of the related obligation, assets and costs.

> **Supplementary pension benefits**

The Group also provides supplementary pension benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum benefits over and above those paid under general pension schemes.

> **Other commitments**

Provisions are booked to cover the cost of providing healthcare benefits for certain retired employees in Europe and the United States.

The Group also records for all its subsidiaries an obligation for seniority-related benefits (primarily long service awards in its French subsidiaries).

1.19 Share-based payments

The Group grants different types of share-based payment to senior executives and certain employees. These include:

- Options to buy existing Schneider Electric shares and/or to subscribe new shares.
- Shares granted without consideration.
- Stock Appreciation Rights ("SARs").

IFRS 2 – *Share-based payment* – applies only to plans set up after November 7, 2002 that did not vest prior to January 1, 2005.

In accordance with IFRS 2, these plans are valued on the date of grant, using the Cox, Ross, Rubinstein binomial option pricing model, and are recognized as an expense over the vesting period, generally three or four years depending on the country.

A contra entry is posted to the treasury stock reserve for stock grants and stock options. In the case of SARs, a liability is recorded corresponding to the amount of the remeasured benefit at the closing date.

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a discount during the year (note 14.5).

1.20 Provisions for contingencies

A provision is recorded when the Group has a present obligation as a result of a past event, and a reliable estimate can be made of the amount of the obligation. If the obligation is not probable and cannot be reliably estimated, but remains possible, it is classified as a contingent liability and disclosed in the notes to the consolidated financial statements. Provisions are calculated on a case-by-case or statistical basis. Long-term provisions (greater than one year) are discounted. Discounting adjustments to long-term provisions were calculated at a rate of 3.8% at December 31, 2007 and December 31, 2006.

Provisions are primarily set aside to cover:

- Economic risks.

  These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

- Customer risks.

  These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis.

- Product risks.

  These provisions comprise:

  - Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months.

  - Provisions to cover disputes concerning defective products and recalls of clearly identified products.

- Environmental risks.

  These provisions are primarily set aside to cover potential reclamation costs.

- Restructuring costs, when the Group has prepared a detailed formal plan for the restructuring and has either announced or started to implement the plan at year-end.

1.21 Financial liabilities

Financial liabilities primarily comprise bonds and short and long-term bank debt. These liabilities are initially recorded at fair value, taking into account any direct transaction costs, and subsequently measured at amortized cost based on their effective interest rate.

1.22 Financial instruments and derivatives

Risk hedging management is centralized. The Group's policy is to use derivative financial instruments exclusively to manage and hedge changes in exchange rates, interest rates or prices of certain raw materials. Derivative financial instruments are never used for speculative purposes. These risks are managed and hedged primarily through the use of swaps, options and futures, depending upon the nature of the Group's exposure.

➢ **Foreign currency hedges**

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. The Group does not apply hedge accounting to these instruments because at year-end, foreign currency contracts are marked to market and gains or losses are recorded in "Other financial income and expense". These gains or losses offset the losses or gains arising from converting foreign currency payables and receivables into the reporting currency at year-end rates, in accordance with IAS 21 – *The Effects of Changes in Foreign Exchange Rates.*

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. In accordance with IAS 39, these are treated as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and recognized in the income statement when the hedged transaction affects profit or loss. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

In addition, certain long-term receivables and loans to subsidiaries are considered to be part of the Group's net investment, as defined by IAS 21 – *The Effects of Changes in Foreign Exchange Rates.* In accordance with the rules governing net investment hedging, the impact of exchange rate fluctuations is recorded in equity and recognized in the statement of income when the investment is sold.

➢ **Interest rate swaps**

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. The Group does not apply hedge accounting as described in IAS 39 for interest rate swaps. The impact is immediately recognized in the income statement.

➢ **Commodity contracts**

The Group also purchases commodity derivatives including forwards, swaps and options to hedge price risks on all or part of its forecast future purchases. Under IAS 39, these qualify as cash flow hedges. The hedging instruments are recognized in the balance sheet and are measured at fair value at the period-end. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is accumulated in equity, under "Other reserves", and reclassified into the income statement under "Cost of sales" when the hedged transaction affects profit or loss, leading to an adjustment of gross profit. The ineffective portion of the gain or loss on the hedging instrument is recognized in "Other financial income and expense".

Cash flows from derivative financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

➢ **Put options granted to minority shareholders**

Under IAS 32 – *Financial Instruments: Disclosure and Presentation* – commitments to buy out minority shareholders (e.g. put options) must be recognized as a liability, in an amount corresponding to the exercise price of the put options.

In the absence of established accounting practice, the difference between the put options' exercise price and the share in the underlying net assets is posted to goodwill without remeasuring the acquired assets and liabilities at fair value. Subsequent changes in the fair value of the liability are recognized by adjusting goodwill.

1.23 Revenue recognition

The Group's revenues primarily include merchandise sales and revenues from service and project contracts.

➢ **Merchandise sales**

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB).

Discounts offered to distributors are accrued when the products are sold to the distributor and recognized as a deduction from revenue.

Certain subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales.

Total revenue is presented net of these discounts and rebates.

➢ **Service contracts**

Revenue from service contracts is recorded over the contractual period of service. It is recognized when the result of the transaction can be reliably determined, by the percentage of completion method.

➢ **Long-term contracts**

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment. When a contract includes performance clauses in the Group's favor, the related revenue is recognized at each project milestone and a provision is set aside if targets are not met.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.24 Earnings per share

Earnings per share is calculated in accordance with IAS 33 – *Earnings Per Share.*

Diluted earnings per share is calculated by adjusting profit and the weighted average number of shares outstanding for the dilutive effect of the exercise of stock options outstanding at the balance sheet date. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.25 Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", which consists of reconciling net profit to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheet (note 1.16) net of bank overdrafts.

Note 2 - Change in presentation

The Group has decided to use a new indicator to measure performance: EBITA (Earnings Before Interests Taxes and Amortization of purchase accounting intangibles) that factors out the impact of intangible assets recognized in a business combination in accordance with IFRS 3.

It has therefore aligned the financial terms in external communication with those used to track operating performance internally.

EBITA corresponds to operating profit before amortization and impairment of acquisition-related intangible assets and before goodwill impairment. The intangible assets in question are generally valued by outside experts and primarily comprise trademarks, patents, technologies, customer lists and distribution networks, which are amortized on a straight-line basis over their useful life and tested for impairment in accordance with IAS 36. Acquired trademarks generally have an indefinite life and are not amortized.

To allow meaningful comparison, the presentation of data for 2006 has been modified as follows:

	Statement of Income New Presentation	Statement of Income As Reported
	Full year 2006	**Full year 2006**
Revenue	**13,729.7**	**13,729.7**
Cost of sales	(8,050.6)	(8,050.6)
Gross profit	**5,679.1**	**5,679.1**
Research and development expenses	(324.4)	(327.6)
Selling, general and administrative expenses	(3,220.0)	(3,234.8)
Other operating income and expenses	(116.0)	(116.0)
EBITA	**2,018.7**	**-**
Amortization and impairment of purchase accounting intangibles	(18.0)	
Operating profit	**2,000.7**	**2,000.7**

Note 3 - Changes in the scope of consolidation

3.1 Additions and removals

The consolidated financial statements for the year ended December 31, 2007 include the accounts of the companies listed in note 29. The scope of consolidation at December 31, 2007 is summarized as follows:

	Dec. 31, 2007		**Dec. 31, 2006**	
Number of companies	**France**	**Abroad**	**France**	**Abroad**
Parent company and fully consolidated subsidiaries	65	507	67	458
Proportionally consolidated companies	-	-	-	-
Companies accounted for by the equity method	1	3	1	2
Sub-total by region	66	510	68	460
Total	**576**		**528**	

The principal changes at December 31, 2007 were as follows:

Main acquisitions

On February 14, 2007, the Group finalized the full acquisition of American Power Conversion (APC) for around $6.1 billion. APC was consolidated as from February 15, 2007. The acquisition cost was allocated as follows:

	Before allocation of acquisition cost	After allocation of acquisition cost
Acquisition price		4,678.5
Transaction costs		33.1
Total acquisition cost		**4,711.6**
Non-current assets	263.1	2,259.0
Other current assets (excluding cash and cash equivalents)	778.5	784.6
Cash and cash equivalents	420.5	420.5
Total assets	**1,462.1**	**3,464.1**
Non-current liabilities	90.5	793.0
Current liabilities	365.3	365.3
Total liabilities (excluding equity)	**455.8**	**1,158.3**
Goodwill		**2,405.8**

On October 17, 2007, Schneider Electric finalized the acquisition of the entire capital of PELCO, a worldwide leader in the design, development and manufacture of video security systems, for around $1.5 billion. The acquisition cost was provisionally allocated as follows:

	Before allocation of acquisition cost	After allocation of acquisition cost
Acquisition price		1,096.0
Transaction costs		10.6
Total acquisition cost		**1,106.6**
Non-current assets	64.8	655.8
Other current assets	129.7	134.2
Cash and cash equivalents	5.0	5.0
Total assets	**199.5**	**795.0**
Long and short-term debt	2.3	2.3
Other non-current liabilities (excluding long-term debt)	-	6.2
Other current liabilities (excluding short-term debt)	48.1	48.1
Total liabilities (excluding equity)	**50.4**	**56.6**
Goodwill		**368.2**

Other acquisitions

On May 25, 2007 the Group signed an agreement to acquire all outstanding shares in Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market, for around €67 million. Ritto generated revenue of around €25 million in 2006.

On July 31, 2007, the Group acquired all outstanding shares in Brazil-based automation company Atos Automação Industrial Ltda., for around €10 million.

These companies have been fully consolidated from their respective acquisition dates.

Details of acquisition cost allocation are provided in note 4.

On October 10, 2007, Schneider Electric finalized the acquisition of the entire capital of RBF Technologies Pty Ltd, a leading manufacturer of industrial motor control centers in South Africa.

On October 31 2007, the Group acquired ali outstanding shares in Profiluks Plastik ve Elektrik San. Tic. A.S., a Turkish firm involved in installation systems and control.

Given the lack of reliable data at the balance sheet date and the relatively limited size of these acquisitions, the companies will be consolidated as from January 1, 2008.

Newly consolidated company

On October 31, 2007, Schneider Electric announced that it had signed an agreement to create a joint venture with Chinese partner Delixi Group called Delixi Electric. The 50-50 joint venture manufactures, markets and distributes low-voltage products in China via a dedicated network. It has been accounted for by the equity method as from November 1, 2007.

Divestment

On October 31, 2007, following a decision by the European Union's anti-trust authorities, the Group finalized the sale of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. for €425 million. This divested business includes subsidiaries MGE UPS Systems SAS and UPE Electronics (Shenzen) Co. Ltd. Based on the carrying amount of the divested net assets, and the write-off of €221 million in goodwill and €100 million in trademark impairment, the capital gain recognized in the consolidated financial statements amounted to €60 million, recorded under "Other operating income and expenses".

Other change

In the first half of 2007, the Group bought out the minority interests in MGE, raising its interest from 95.7% to 100%.

3.2 Impact of changes in the scope of consolidation on the 2007 results

Changes in the scope of consolidation had the following impact:

Impact on 2007 revenue and profit

	2006	2007		
		Excluding acquisitions	**Contribution from acquisitions & disposals**	**Reported**
Revenue	13,729.7	15,154.2	2,154.4	17,308.6
EBITA	2,018.7	2,272.6	289.1	2,561.7
EBITA margin	*14.7%*	*15.0%*	*13.4%*	*14.8%*
Operating profit	2,000.7	2,249.3	233.8	2,483.1
Operating margin	*14.6%*	*14.8%*	*10.9%*	*14.3%*
Profit attributable to equity holders of the parent	1,309.4	1,402.6	180.5	1,583.1

The following table shows the full-year impact of acquisitions on 2007 revenue, operating profit and profit attributable to equity holders of the parent (i.e., as if the acquisitions had been made on January 1, 2007).

	2007 Reported	2007 Incl. acquisitions over the full year
Revenue	17,308.6	17,856.4
EBITA	2,561.7	2,593.6
EBITA margin	*14.8%*	*14.5%*
Operating profit	2,483.1	2,509.1
Operating margin	*14.3%*	*14.1%*
Profit attributable to equity holders of the parent	1,583.1	1,601.0

Impact on cash

Changes in the scope of consolidation reduced the Group's cash position by a net €5,291.1 million, as described below:

	2007
Acquisitions	(5,720.0)
Cash and cash equivalents paid	*(6,160.0)*
Cash and cash equivalents acquired	*440.0*
Disposals	425.0
Other operations	3.9
Net financial investments	**(5,291.1)**

Impact on the balance sheet at December 31, 2007

The impact of the year's acquisitions on the main balance sheet items at December 31, 2007 was as follows:

	Impact of acquisitions *	Dec. 31, 2007 Reported	%
Goodwill	2,493.9	8,141.2	30.6%
Property, plant & equipment and intangible assets	2,515.7	5,570.5	45.2%
Other non current assets	224.8	1,306.3	17.2%
Current assets (excluding cash and cash equivalents)	844.7	6,980.8	12.1%
Cash and cash equivalents	393.4	1,268.9	31.0%
Total assets	**6,472.5**	**23,267.7**	**27.8%**
Financial liabilities	2.2	6,186.7	0.0%
Non-current liabilities (excluding long-term debt)	714.8	2,246.8	31.8%
Current liabilities (excluding short-term debt)	359.7	4,520.5	8.0%
Total liabilities (excluding equity)	**1,076.7**	**12,954.0**	**8.3%**

** At closing exchange rates*

3.3 APC acquisition - unaudited pro forma information

The pro forma income statement data presented below have been prepared as if the business combination between Schneider Electric and APC had taken place as of January 1, 2007.

Unaudited combined income statement data for the period ended December 31, 2007:

	2007		
	Schneider Electric excluding APC	**APC (12 months) unaudited**	**Schneider Electric + APC unaudited**
Revenue	15,572.3	1,940.7	17,513.0
Gross profit	6,368.3	802.8	7,171.1
EBITA	2,313.0	253.1	2,566.1
Operating profit	**2,284.7**	**196.9**	**2,481.6**

If APC's operations had been included from February 15 to December 31, 2006, Group revenue would have come to €15,469 million (versus a reported €13,730 million) and EBITA would have totaled €2,103 million (versus a reported €2,019 million).

Note 4 - Goodwill

4.1 Breakdown of goodwill

The following table presents goodwill by company and the Cash Generating Unit (CGU) to which it is allocated:

	Year of acquisition	CGU (1)	Dec. 31, 2007 Net	Dec. 31, 2006 Net
APC	2007	CP	2,064.6	-
Square D Company	1991	(A)	934.0	1,044.8
Groupe Lexel	1999	EOD	875.4	873.4
Telemecanique	1988	(A)	462.6	462.6
TAC/ Andover/ Abacus/ Applied Control Tech./ Yamas	2003 to 2007	BA	425.8	605.8
Pelco	2007	BA	352.0	-
MGE UPS (2)	2000 to 2007	CP	333.4	545.5
ABS	2005	BA	112.7	113.9
IBS	2006	BA	292.6	197.2
Juno Lighting Inc.	2005	NAOD	269.3	301.0
Clipsal	2004 to 2006	APOD	263.7	278.0
BEI Technologies	2005	CST	264.3	283.1
Crouzet Automatismes	2000	CST	155.8	161.8
Power Measurement Inc.	2005	PW	129.7	145.0
Positec	2000	EOD	105.9	105.9
Merlin Gerin	1992	(A)	87.2	87.2
OVA	2006	EOD	79.5	80.0
Kavlico	2004	CST	74.3	81.6
Digital Electronics	2002	APOD	68.4	76.1
Ritto	2007	EOD	59.4	-
Federal Pioneer	1990	NAOD	57.1	54.0
Citect	2006	APOD	56.2	67.2
Elau	2004 and 2005	EOD	55.6	55.6
Crydom	2006	CST	46.7	43.9
Infra +	2000 and 2004	EOD	43.1	43.1
PDL	2001	APOD	32.4	32.8
GET	2006	EOD	32.3	31.6
Mita Holding	1999	EOD	31.8	34.7
AEM	2006	EOD	30.4	30.4
Grant	2007	EOD	2.1	-
Other subsidiaries (3)			342.8	349.5
TOTAL			**8,141.2**	**6,185.7**

(1) Cash Generating Unit to which goodwill has been allocated.

EOD: European Operating Division; NAOD: North American Operating Division ; APOD: Asia-Pacific Operating Division

IOD: International Operating Division, PW : Power, CST: Customized Sensors & Technologies, BA: Building Automation, CP: Critical Power

(2) Of which €32.0 million related to the put option granted to minority shareholders at Dec. 31, 2006

(3) Approximately 50 companies

(A) Square D, Telemecanique and Merlin Gerin goodwill has been allocated on the basis of operating profit by region as of the acquisition date.

	Europe	North America	Asia Pacific	Rest of the world
Square D	9%	80%	10%	1%
Telemecanique	71%	0%	20%	9%
Merlin Gerin	62%	10%	20%	8%

4.2 Changes in goodwill

The main movements between December 31, 2006 and December 31, 2007 are summarized in the following table:

	2007	2006
Net goodwill at opening	**6,185.7**	**5,878.8**
Acquisitions	2,885.2 *	727.7 *
Disposals	(221.0)	(1.5)
Impairment	-	-
Translation adjustment	(660.3)	(323.8)
Reclassifications	(48.4)	(95.5)
Net goodwill at year end	**8,141.2**	**6,185.7**
Cumulative impairment	**(8.4)**	**(8.4)**

** On the basis of the exchange rate on the acquisition date*

Acquisitions

Acquisitions during the year primarily included APC and PELCO in North America.

Application of purchase accounting to the APC acquisition led primarily to the recognition of intangible assets of $2,562 million (€1,950 million), of which $1,839 million (€1,400 million) for the trademark, $633 million (€482 million) for customer lists and $90 million (€68 million) for technology. Details of the acquired assets and liabilities are provided in note 3.1.

The value of PELCO goodwill has been based on a provisional allocation of the acquisition cost due to the limited amount of time between the acquisition date and the balance sheet date. This provisional accounting led primarily to the recognition of intangible assets of $823 million (€582 million), of which around $507 million (€358 million) for trademarks and $274 million (€174 million) for customer lists. The Group has a period of 12 months from the acquisition date to finalize the purchase accounting. Details of the acquired assets and liabilities are provided in note 3.1.

Other changes

On October 31, 2007, the Group finalized the divestment of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. leading to the write-off of the related goodwill.

Impairment tests did not reveal any losses on goodwill recognized in the balance sheet.

The main exchange rate fluctuations concerned goodwill in US dollars.

Note 5 - Intangible assets

5.1 Change in intangible assets

	Trademarks	Software	Development projects (R&D)	Other	Total
GROSS VALUE					
Dec. 31, 2005	**744.4**	**486.7**	**186.8**	**310.6**	**1,728.5**
Acquisitions/Capitalization	1.5	20.7	120.8	82.4	225.4
Internally generated assets	-	(0.2)	-	-	(0.2)
Disposals	0.2	(4.7)	(4.5)	(10.1)	(19.1)
Translation adjustment	(26.9)	(10.1)	(7.8)	(33.6)	(78.4)
Reclassification	0.1	(60.8)	9.5	53.3	2.1
Changes in the scope of consolidation and other	46.4	6.4	9.7	93.0	155.5
Dec. 31, 2006	**765.7**	**438.0**	**314.5**	**495.6**	**2,013.8**
Acquisitions/Capitalization	0.0	28.3	128.5	75.8	232.6
Disposals	0.0	(14.2)	(1.2)	(30.6)	(46.0)
Translation adjustment	(189.2)	(12.0)	(9.1)	(103.8)	(314.1)
Reclassification	0.0	44.3	3.1	(37.8)	9.6
Changes in the scope of consolidation and other	1,776.2	34.7	(6.6)	785.0	2,589.3
Dec. 31, 2007	**2,352.7**	**519.1**	**429.2**	**1,184.2**	**4,485.2**
ACCUMULATED AMORTIZATION AND IMPAIRMENT					
Dec. 31, 2005	**(3.7)**	**(290.8)**	**(22.0)**	**(112.9)**	**(429.4)**
Allocation and impairment	(1.8)	(59.2)	(29.0)	(25.7)	(115.7)
Recapture	0.2	6.7	2.5	3.2	12.6
Translation adjustment	0.1	8.0	1.5	7.3	16.9
Reclassification	(0.2)	(1.4)	(1.4)	4.5	1.5
Changes in the scope of consolidation and other	0.1	(3.5)	(2.2)	(1.2)	(6.8)
Dec. 31, 2006	**(5.3)**	**(340.0)**	**(50.6)**	**(124.8)**	**(520.7)**
Allocation and impairment	(0.6)	(66.5)	(47.6)	(82.3)	(197.0)
Recapture	0.2	17.2	2.9	0.7	21.0
Translation adjustment	0.2	8.3	2.6	11.0	22.1
Reclassification	0.0	(4.9)	(1.5)	0.9	(5.5)
Changes in the scope of consolidation and other	(100.0)	(1.8)	5.1	6.0	(90.7)
Dec. 31, 2007	**(105.5)**	**(387.7)**	**(89.1)**	**(188.6)**	**(770.8)**
NET VALUE					
Dec. 31, 2005	**740.7**	**195.9**	**164.8**	**197.7**	**1,299.1**
Dec. 31, 2006	**760.4**	**98.0**	**263.9**	**370.8**	**1,493.1**
Dec. 31, 2007	**2,247.3**	**131.5**	**340.1**	**995.5**	**3,714.4**

The amounts reported in the above table for 2007 acquisitions correspond to PELCO, APC and Merten trademarks and other intangible assets, consisting primarily of patents and customer lists (notes 4.2 and 5.2).

As of December 31, 2007, costs totaling €56.1 million were capitalized and classified under "Other intangible assets" in connection with an ongoing project to develop a Groupwide SAP system. At the same time, an impairment loss of €31 million was recognized on IT development work in process.

5.2 Trademarks

Main trademarks recognized as of December 31, 2007 include:

	Dec. 31, 2007 Net	Dec. 31, 2006 Net
APC	1,249.2	N/A
PELCO	343.9	N/A
MGE	200.0	300.0
Clipsal	151.9	152.5
TAC/ANDOVER	114.4	121.3
Juno	77.7	86.8
Digital	33.1	34.8
BEI	27.6	30.8
Merten	18.4	N/A
Kavlico	10.5	11.8
Other	20.6	22.4
Total	**2,247.3**	**760.4**

Trademarks are not amortized as they are considered to be assets with indefinite lives.

On October 31, 2007, the Group finalized the divestment of MGE UPS's small systems (less than 10 kVA) to Eaton Corp. leading to the recognition of a €100 million impairment loss on the MGE UPS trademark.

Note 6 - Property, plant and equipment

6.1 Change in property, plant and equipment

	Land	Buildings	Machinery and equipment	Other	Total
GROSS VALUE					
Dec. 31, 2005	**107.7**	**957.5**	**2,805.6**	**590.8**	**4,461.2**
Acquisitions	5.8	35.1	165.2	146.6	352.7
Disposals	(3.9)	(64.5)	(133.2)	(72.2)	(273.8)
Translation adjustment	(5.3)	(24.9)	(77.0)	(21.9)	(129.1)
Reclassification	(3.9)	68.9	12.6	(77.2)	0.4
Changes in scope of consolidation and other	5.5	70.4	141.0	32.3	249.2
Dec. 31, 2006	**105.9**	**1,042.5**	**2,914.2**	**598.4**	**4,660.6**
Acquisitions	1.1	41.5	169.3	202.2	414.1
Disposals	(6.0)	(38.8)	(144.5)	(66.0)	(255.3)
Translation adjustment	(6.6)	(32.6)	(76.4)	(28.4)	(144.0)
Reclassification	(1.4)	46.2	44.8	(95.9)	(6.3)
Changes in scope of consolidation and other	26.1	98.3	85.5	64.8	275.1
Dec. 31, 2007	**119.1**	**1,157.1**	**2,992.9**	**675.1**	**4,944.2**
ACCUMULATED DEPRECIATION AND IMPAIRMENT					
Dec. 31, 2005	**(16.0)**	**(476.0)**	**(2,032.3)**	**(336.4)**	**(2,860.6)**
Depreciation and impairment	(0.7)	(37.0)	(234.3)	(34.3)	(306.3)
Recapture	1.3	30.0	130.7	36.4	198.4
Translation adjustment	0.9	8.8	51.6	13.3	74.6
Reclassification	0.1	(3.2)	(1.1)	(0.2)	(4.4)
Changes in scope of consolidation and other	(0.2)	(28.9)	(100.7)	(17.4)	(147.2)
Dec. 31, 2006	**(14.6)**	**(506.3)**	**(2,186.1)**	**(338.6)**	**(3,045.5)**
Depreciation and impairment	(0.6)	(47.9)	(223.8)	(44.4)	(316.7)
Recapture	0.9	29.0	152.6	27.7	210.2
Translation adjustment	0.8	8.2	49.0	14.2	72.2
Reclassification	1.0	(3.5)	(2.5)	8.1	3.1
Changes in scope of consolidation and other	(1.4)	5.9	(0.3)	(15.5)	(11.4)
Dec. 31, 2007	**(13.9)**	**(514.6)**	**(2,211.1)**	**(348.5)**	**3,088.1**
NET VALUE					
Dec. 31, 2005	**91.7**	**481.5**	**773.0**	**254.4**	**1,600.6**
Dec. 31, 2006	**91.3**	**536.2**	**728.1**	**259.8**	**1,615.1**
Dec. 31, 2007	**105.2**	**642.5**	**781.8**	**326.6**	**1,856.1**

Reclassifications primarily correspond to assets put into use.

6.2 Finance leases

Property, plant and equipment include the following assets held under finance leases:

	Dec. 31, 2007	Dec. 31, 2006
Land	2.8	2.8
Buildings	68.9	78.9
Machinery and equipment	31.3	29.9
Other tangible assets	1.3	1.4
Accumulated depreciation	(73.5)	(79.9)
Assets under finance lease, net	**30.8**	**33.1**

Future minimum lease payments under finance leases as of December 31, 2007 are as follows:

	Minimum payments	Discounted minimum payments
Less than one year	3.2	3.2
Between one year and five years	8.3	7.5
Five years and more	8.2	5.8
Total commitments	**19.6**	**16.5**
Discounting effect	(3.2)	-
Discounted minimum payments	**16.5**	-

6.3 Operating leases

Rental expenses for operating leases in 2007 and 2006 were as follows:

	2007	2006
Minimum rentals	98.5	96.0
Contingent rentals	1.1	4.6
Sub-lease rentals	(1.2)	(1.9)
Total rental expense	**98.4**	**98.7**

Future minimum lease payments under non-cancelable operating leases break down as follows at December 31, 2007:

	Minimum payments	Discounted minimum payments
Less than one year	84.8	84.8
Between one and five years	239.4	216.8
Five years and more	137.8	103.5
Total rental commitments	**462.0**	**405.1**
Discounting effect	(56.9)	-
Discounted minimum payments	**405.1**	-

Note 7 - Investments in associates

Investments in associates can be analyzed as follows:

	% interest at Dec. 31		Share in net assets at Dec. 31		Share in net profit at Dec.31	
	2007	2006	2007	2006	2007	2006
Delta Dore Finance	20.0%	20.0%	14.1	13.2	0.9	1.3
Delixi Electric	50.0%	-	151.8	-	2.0	-
Other	N/A	N/A	6.0	(3.0)	1.4	0.6
Total	-	-	**171.9**	**10.2**	**4.3**	**1.9**

The acquisition of a 50% interest in Delixi Electric led to the recognition of goodwill provisionally estimated at €121 million.

Note 8 - Financial assets

8.1 Available-for-sale financial assets

Available-for-sale financial assets, corresponding mainly to investments in non-consolidated companies, break down as follows:

	% interest	Gross value	Impairment	Fair value	Fair value
I – Listed available for sale financial assets					
AXA	0.40%	101.5	166.8	268.3	300.5
Gold Peak Industries Holding Ltd	10.06%	10.6	(7.9)	2.7	3.0
Legrand	NS	-	-	-	2.2
Other listed AFS		0.4	0	0.4	0.4
Total listed AFS		**112.5**	**158.9**	**271.4**	**306.1**
II – Unlisted available for sale financial assets					
Eb@se France (1)	100%	20.7	(20.7)	0.0	0.0
Comipar	4%	16.4	(16.4)	0.0	0.0
Polam BV (1)	100%	25.7	0	25.7	-
Thorsman Ireland (1)	100%	7.5	(7.3)	0.2	-
Profilux (3)	100%	12.2	0	12.2	-
Easy Plug SAS (1)	50%	8.8	(8.8)	0.0	0.0
SE Venture	100%	6.6	(6.6)	0.0	0.0
Simak (2)	99%	5.5	(0.5)	5.0	5.0
Senside (1)	100%	5.2	(5.2)	0.0	-
Other unlisted AFS (4)		21.2	(13.2)	8.0	4.6
Total unlisted AFS		**129.8**	**(78.7)**	**51.1**	**9.6**
Financial assets available for sale		**242.3**	**80.2**	**322.5**	**315.7**

(1) Removed from the scope of consolidation – in liquidation.
(2) Dormant companies.
(3) Consolidated as from January 1, 2008.
(4) Investments with a unit value of less than €5 million.

Fair value corresponds to the closing quoted price for investments quoted in an active market and the carrying amount for unlisted investments. Net losses arising from remeasurement at fair value of listed investments, recorded in equity under "Other reserves" (note 14.7), totaled €32.1 million.

The Legrand shares held at December 31, 2006, which were acquired under the mechanism for exchanging Schneider Electric shares for Legrand shares set up when Schneider Electric sold Legrand in 2002, were sold back to Legrand SAS in January 2007.

8.2 Other non-current financial assets

	Dec. 31, 2007			Dec. 31, 2006
	Cost	Impairment	Net	Net
Restricted cash on Clipsal acquisition (Note 18)	54.0		54.0	47.0
Receivables on investments and loans	1.1	(1.1)	0.0	6.1
Other	72.6	(2.5)	70.1	61.1
Other non current financial assets	**127.7**	**(3.6)**	**124.1**	**114.2**

8.3 Current financial assets

	Dec. 31, 2007	Dec. 31, 2006
Short-term investments	51.9	48.2
Pension assets	32.0	25.3
Total current financial assets	**83.9**	**73.5**

Substantially all pension assets concern plans in the United States, which had a surplus at December 31, 2007 (note 15).

Note 9 - Inventories and work in process

Inventories and work in process changed as follows:

	Dec. 31, 2007	Dec. 31, 2006
Cost:		
Raw materials	994.4	830.6
Work in process	340.4	341.8
Semi-finished and finished products	1,307.1	973.4
Goods	102.0	109.8
Inventories and work in process at cost	**2,743.9**	**2,255.6**
Impairment:		
Raw materials	(105.5)	(91.3)
Work in process	(15.2)	(15.7)
Semi-finished and finished products	(131.8)	(81.1)
Goods	(10.6)	(11.6)
Impairment loss	**(263.1)**	**(199.7)**
Net:		
Raw materials	888.9	739.3
Work in process	325.3	326.1
Semi-finished and finished products	1,175.3	892.3
Goods	91.3	98.2
Inventories and work in process, net	**2,480.8**	**2,055.9**

Note 10 - Trade accounts receivable

	Dec. 31, 2007	Dec. 31, 2006
Accounts receivable	3,049.1	2,509.2
Notes receivable	422.0	386.7
Advances to suppliers	84.6	85.9
Accounts receivable at cost	**3,555.7**	**2,981.8**
Impairment	(92.5)	(99.0)
Accounts receivable, net	**3,463.2**	**2,882.8**

Of which:		
On time	2,663.5	2,531.4
Less than one month past due	463.1	191.9
One to three months past due	154.4	75.8
Three to six months past due	57.2	30.2
Six to nine months past due	49.7	20.5
More than one year past due	75.3	33.0
Accounts receivable, net	**3,463.2**	**2,882.8**

The Group's accounts receivable are generated from sales to customers operating in a wide range of businesses and geographic regions. Consequently, the Group believes that there is no significant concentration of credit risk.

In addition, the Group takes out substantial credit insurance and uses other types of guarantees to limit the risk of losses on trade accounts receivable.

Changes in provisions for impairment of short and long-term trade accounts receivable were as follows:

	Dec. 31, 2007	Dec. 31, 2006
Provisions for impairment on Jan. 1	**(99.0)**	**(106.6)**
Additions	(27.7)	(22.1)
Utilizations	19.7	24.7
Reversals of surplus provisions	6.5	6.3
Translation adjustment	4.8	5.6
Other	3.2	(6.9)
Provisions for impairment on Dec. 31	**(92.5)**	**(99.0)**

Note 11 - Other receivables and prepaid expenses

	Dec. 31, 2007	Dec. 31, 2006
Other receivables	238.6	311.5
Précompte Equalization tax credit*	25.3	50.0
Carryback credit	97.0	97.0
Other tax credits	415.2	421.0
Derivative instruments	46.9	-
Prepaid expenses	127.4	115.3
Total	**950.4**	**994.8**

*Including long term portion: none in 2007 and €25.3 million in 2006

The *précompte* equalization tax credit corresponds to a €76.0 million payment to the French Treasury to cover the exceptional 25% exit tax on dividends distributed in 2005 following the repeal of the equalization tax and *avoir fiscal* tax credit. The first one-third installment was refunded to Schneider Electric SA in 2006 and the second in 2007, bringing the balance of this receivable to €25.3 million at December 31, 2007.

The Group also has a €97.0 million carryback credit with the French Treasury in addition to tax loss carryforwards recorded under deferred tax assets (note 12). This credit becomes reimbursable in 2008.

Note 12 - Income tax

Whenever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 Analysis of income tax expense for the year

	2007	2006
Current taxes		
France	(31.8)	(38.1)
International	(556.8)	(393.6)
Total	**(588.6)**	**(431.7)**
Deferred taxes		
France	(35.5)	(197.2)
International	24.1	93.8
Total	**(11.4)**	**(103.4)**
Income tax (expense)/benefit	**(600.0)**	**(535.1)**

12.2 Tax proof

	2007	2006
Profit attributable to equity holders of the parent	**1,583.1**	**1,309.4**
Income tax (expense)/benefit	(600.0)	(535.1)
Minority interests	(38.4)	(37.2)
Share of profit of associates	4.3	1.9
Profit before tax	**2,217.2**	**1,879.8**
Statutory tax rate	34.43%	34.43%
Income tax expense calculated at the statutory rate	**(763.4)**	**(647.2)**
Reconciling items:		
Difference between French and foreign tax rates	123.2	65.2
Tax credits and other tax reductions	79.9	35.4
Impact of tax losses	(0.1)	20.3
Other permenant differences	(39.6)	(8.7)
Income tax (expense)/benefit	(600.0)	(535.0)
Effective tax rate	**27.06%**	**28.46%**

12.3 Deferred taxes by type

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2007 essentially concern France (€15 million) and other European countries where certain tax losses can be carried forward indefinitely.

	Dec. 31, 2007	Dec. 31, 2006
Deferred tax assets		
Tax credits and tax loss carryforwards	225.6	244.6
Provisions for pensions and other post-retirement benefit	302.8	361.9
Impairment of receivables and inventory	62.2	74.5
Non deductible provisions for contingencies and accruals	138.3	132.9
Other deferred tax assets	287.7	152.5
Deferred tax assets set off against deferred tax liabilities	(328.9)	(293.6)
Deferred tax assets	**687.7**	**672.8**
Deferred tax liabilities		
Differences between tax and accounting depreciation	(76.5)	(52.1)
Trademarks and other intangible assets	(843.5)	(329.6)
Capitalized development costs (R&D)	(27.6)	(25.2)
Liabilities on fair value adjustments to financial instruments and other items recognized in equity	(27.1)	(83.3)
Other deferred tax liabilities	(263.9)	(108.6)
Deferred tax assets set off against deferred tax liabilities	328.9	293.6
Total deferred tax liabilities	**(909.7)**	**(305.3)**

12.4 Income tax recognized directly in equity

Tax on items recognized directly in equity amounted to €18.3 million at December 31, 2007 versus €22.8 million the year before.

Income tax recognized directly in equity primarily reflects the effect of tax increases or decreases for items initially recognized in equity (as part of the transition to IFRS) and the tax impact of increases or decreases in items recognized in "Other reserves" (note 14.7).

Note 13 - Cash and cash equivalents

	Dec. 31, 2007	Dec. 31, 2006
Mutual funds and equivalent	501.1	1,718.0
Other	9.8	15.3
Short-term investments	**510.9**	**1,733.3**
Money market instruments and short-term deposits	72.2	76.3
Cash	685.8	734.5
Total cash and cash equivalents	**1,268.9**	**2,544.1**
Short-term bank loans and overdrafts	(110.2)	(116.1)
Other	(0.4)	(1.8)
Net cash and cash equivalents	**1,158.3**	**2,426.2**

Note 14 - Equity

14.1 Capital

- **Share capital**

The Company's share capital at December 31, 2007 amounted to €1,962,394,928, represented by 245,299,366 shares with a par value of 8 euros, all fully paid up.

At December 31, 2007, a total of 263,493,806 voting rights were attached to the 245,299,366 shares outstanding.

Schneider Electric's capital management strategy is designed to ensure liquidity, optimize the financial structure and the weighted average cost of capital, and ensure access to capital markets under the best possible conditions. Decisions may be based on Earnings Per Share, rating or balance sheet targets. Their implementation may depend on specific market conditions.

- **Changes in share capital**

Changes in share capital since December 31, 2006 were as follows:

	Cumulative number of shares	Total (in €)
Capital at Dec. 31, 2006	**227,698,348**	**1,821,586,784**
Exercise of stock options	1,820,222	14,561,776
Issuance of shares	13,412,969	107,303,752
Employee share issue	2,367,827	18,942,616
Capital at Dec. 31, 2007	**245,299,366**	**1,962,394,928**

The share premium account increased by €1,133,304,516 following the exercise of options and increases in capital.

14.2 Ownership structure

	Dec. 31, 2007					Dec. 31, 2006	
	Capital %	Number of shares	Voting rights %	Number of voting rights		Capital %	Voting rights %
Capital Research and Management company	5.40	13,246,418	5.03	13,246,418		-	-
CDC	4.37	10,707,725	5.27	13,882,725		4.42	5.36
Employees	3.32	8,144,815	5.07	13,350,317		3.09	5.22
Own shares (1)	0.93	2,276,857	-	-		0.94	-
Treasury stock	1.66	4,068,200	-	-		2.08	-
Public	84.33	206,855,351	82.23	216,669,289		89.47	86.65
TOTAL	**100.00**	**245,299,366**	**100.00**	**263,493,806**	(2)	**100.00**	**100.00**

(1) Held through Cofibel/Cofimines
(2) Number of voting rights as defined in Article 223-11 of the AMF general regulations, which includes shares stripped of voting rights.

No shareholders' pact was in effect as of December 31, 2007.

14.3 Earnings per share

(in millions of shares)	Dec. 31, 2007		Dec. 31, 2006	
	Basic	Diluted	Basic	Diluted
Common shares*	233,671	233,671	220,003	220,003
Stock options		2,472	-	2,094
Average weighted number of shares	**233,671**	**236,143**	**220,003**	**222,097**

* net of treasury stock and own shares

Earnings per share

(in euros)	Dec. 31, 2007		Dec. 31, 2006	
	Basic	Diluted	Basic	Diluted
Profit before tax	9.49	9.39	8.55	8.47
Earnings per share	**6.78**	**6.70**	**5.95**	**5.90**

14.4 Dividends

In 2006, the Group paid out the 2005 dividend of €2.25 per share, for a total of €493 million. In 2007, the Group paid out the 2006 dividend of €3.0 per share, for a total of €670 million.

At the Annual Meeting of April 21, 2008, shareholders will be asked to approve a dividend of €3.30 per share for 2007. At December 31, 2007, Schneider Electric SA had distributable reserves in an amount of €484 million (versus €275 million at the previous year-end), not including profit for the year.

14.5 Share-based payment

14.5.1 Current stock option plans and stock grants

The Board of Directors of Schneider Electric SA and later the Management Board have set up stock option and stock grant plans for senior executives and certain employees. The main features of these plans were as follows at December 31, 2007:

- Stock option plans

Plan no.	Date of Board Meeting	Type (1)	Starting date of exercise period	Expiration date	Price (in euros) before adjustment	Price (in euros) after adjustment (3)	Number of options initially granted	Options cancelled because targets not met
16	Apr 1, 99	P	Apr 1, 02	Mar 31, 07	50.73	50.24	1,259,300	245,900
17	Apr 1, 99	P	Apr 1, 02	Mar 31, 07	50.73	50.24	2,123,100	1,078,600
18	Mar 24, 00	P	Mar 24, 03	Mar 23, 08	65.88	65.24	1,421,200	686,600
19	Apr 4, 01	S	Apr 4, 05	Apr 3, 09	68.80	68.13	1,557,850	NA (2)
20	Dec 12, 01	S	Dec 12, 05	Dec 11, 09	51.76	51.26	1,600,000	166,800
21	Feb 5, 03	S	Feb 5, 07	Feb 4, 11	45.65	45.21	2,000,000	141,900
22	Feb 5, 03	S	Jun 5, 03	Feb 4, 11	45.65	45.21	111,000	NA (2)
23	May 6, 04	S	Oct 1, 04	May 5, 12	56.09	55.55	107,000	NA (2)
24	May 6, 04	S or P	May 6, 08	May 5, 12	56.09	55.55	2,060,700	94,300
25	May 12, 05	S	Oct 1, 05	May 11, 13	57.02	56.47	138,500	NA (2)
26	Jun 28, 05	S or P	Jun 28, 09	Jun 27, 13	60.78	60.19	2,003,800	-
27	Dec 1, 05	S or P	Dec 1, 09	Nov 30, 13	72.1	71.4	1,614,900	-
28	Dec 21, 06	S or P	Dec 21, 10	Dec 20, 16	84.12	81.34	1,257,120	-
29	Apr 23, 07	S or P	Apr 23, 11	Apr 22, 17	97.05	97.05	83,150	-
30	Dec 19, 07	S or P	Dec 19, 07	Dec 18, 17	92.00	92.00	944,926	-
Total							**18,282,546**	**2,414,100**

(1) S = Options to subscribe new shares. P = Options to purchase existing shares.
(2) Not applicable because no vesting conditions were set.
(3) The exercise price was adjusted following the March 16, 2007 capital increase.

Rules governing the stock option plans are as follows:
- To exercise the option, the grantee must be an employee or corporate officer of the Group. Exercise is also conditional on the achievement of performance criteria (note 14.5.2).
- The options expire after eight to ten years.
- The vesting period is three or four years in the United States and four years in the rest of the world.

- Stock grants

Plan no.	Date of Board Meeting	Vesting date	End of lock-up period	Number of shares initially granted	Grants cancelled because targets not met
1	Dec 21, 06	Dec 21, 09	Dec 21, 11	52,006	-
2	Apr 23, 07	Apr 23, 10	Apr 23, 12	2,214	-
3	Dec 19, 07	Dec 19, 10	Dec 19, 12	66,394	-
4	Dec 19, 07	Dec 19, 11	Dec 19, 11	57,250	-
Total				**177,864**	-

Rules governing the stock grant plans are as follows:

- To receive the stock, the grantee must be an employee or corporate officer of the Group. Vesting is also conditional on the achievement of performance criteria (note 14.5.2).
- The vesting period is three to four years.
- The lock-up period is zero to two years.

14.5.2 Outstanding options and grants as of December 31, 2007

- Change in the number of options:

Plan no.	Number of options outstanding at Dec. 31, 2006	Options exercised and/or created in 2007	Options cancelled in 2007 (1)	Adjustment for capital increase	Number of options outstanding at Dec. 31, 2007
16	167,550	(136,637)	(31,140)	227	-
17	200,143	(167,859)	(32,760)	476	-
18	358,628	(179,445)	(4,624)	2,955	177,514
19	1,048,458	(410,287)	(76,127)	9,196	571,240
20	602,346	(263,883)	-	7,306	345,769
21	1,439,900	(892,407)	(23,523)	12,587	536,557
22	59,050	(34,853)	-	434	24,631
23	52,600	(10,652)	-	506	42,454
24	1,999,900	(194,376)	(106,735)	18,720	1,717,509
25	60,050	(13,764)	-	570	46,856
26	1,989,200	-	(15,138)	19,702	1,993,764
27	1,613,700	-	(16,010)	15,954	1,613,644
28	1,257,120	-	(9,408)	12,514	1,260,226
29	-	83,150	-	-	83,150
30	-	944,926	-	-	944,926
Total	**10 848 645**	**(1,276,087)**	**(315,465)**	**101,147**	**9,358,240**

(1) Including potential cancellations due to targets not being met or options being allowed to lapse without being exercised.
(2) The number of options was adjusted following the March 16, 2007 capital increase.

On April 23, 2007, the Management Board set up stock option plan no. 29, granting 83,150 options to subscribe new shares or purchase existing shares of Company stock at a price of €97.05 in principle exercisable between April 23, 2011 and April 22, 2017. For US employees, the plan awards 108,000 Stock Appreciation Rights (SARs) at a price of €97.05, with the same vesting period and expiration date as the options in plan 29.

On December 19, 2007, the Management Board set up stock option plan no. 30, granting 944,926 options to subscribe new shares or purchase existing shares of Company stock at a price of €92.00 in principle exercisable between December 19, 2011 and December 18, 2017. For US employees, the plan awards 431,125 Stock Appreciation Rights (SARs) at a price of €92.00, with the same vesting period and expiration date as the options in plan 30.

To exercise the options granted under plans 26, 27, 28, 29 and 30 and the SARs, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achievement of annual objectives based on revenue and operating / EBITA margin.

In 2007, 1,820,222 new Schneider Electric SA shares were issued on the exercise of currently vested stock options.

- Change in number of stock grants:

Plan no.	Number of stock grants at Dec. 31, 2006	Number of existing or new shares granted in 2007	Stocks cancelled in 2007	Number of grants outstanding at Dec. 31, 2007
1	52,006		(60)	51,946
2		2,214		2,214
3		66,394		66,394
4		57,250		57,250
Total	**52,006**	**125,858**	**(60)**	**177,804**

On April 23, 2007, the Management Board made 2,214 stock grants with a vesting period of three years (from April 23, 2007 to April 23, 2010) and a lock-up period of two years (from April 23, 2010 to April 22, 2012).

On December 19, 2007, the Management Board set up plans no. 3 and no. 4. The first calls for the grant of 66,394 shares with a vesting period of three years (from December 19, 2007 to December 19, 2010) and a lock-up period of two years (from December 19, 2010 to December 18, 2012), while the second calls for the grant of 57,250 shares with a vesting period of four years (from December 19, 2007 to December 19, 2011) and no lock-up period.

For stock grants to vest, the grantee must be an employee or corporate officer of the Group. In addition, vesting of half of the stock grants is conditional on the achievement of annual objectives based on revenue and operating / EBITA margin.

14.5.3 Valuation of share-based payments

- Stock options:

In accordance with the accounting principles described in note 1.18, the stock option plans have been valued on the basis of an average estimated life of between seven and ten years using the following assumptions:

- Expected volatility of between 20% and 25%, corresponding to implicit volatility,
- A payout rate between 3.0% and 4.5%,
- A discount rate of between 3.1% and 4.5%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock option plans set up after November 7, 2002 breaks down as follows:

	2007	2006
Plan 21	0,3	2,5
Plan 24	5,0	5,6
Plan 25	-	-
Plan 26	6,0	6,1
Plan 27	6,2	6,6
Plan 28	6,4	-
Plan 29	0,4	-
Plan 30	-	-
	24,3	**20,8**

- Stock grants:

In accordance with the accounting principles described in note 1.18, the stock grant plans have been valued on the basis of an average estimated life of between four and five years using the following assumptions:

- Expected volatility of 25%, corresponding to implicit volatility.
- A payout rate between 3.0% and 4.5%.
- A discount rate of between 3.7% and 4.5%, corresponding to a risk-free rate over the life of the plans.

Based on these assumptions, the amount recorded under "Selling, general and administrative expenses" for stock grant plans set up after November 7, 2002 breaks down as follows:

	2007	2006
Plan 1	1,2	-
Plan 2	0,0	-
Plan 3	-	-
Plan 4	-	-
	1,2	-

14.5.4 Worldwide Employee Stock Purchase Plan

As part of its commitment to employee share ownership, Schneider Electric gave its employees the opportunity to purchase shares at a price of €88.06 per share during the year. This represented a discount of 15% to the average price quoted for the share between May 3 and May 30, 2007.

Employees in countries that met legal and fiscal requirements had the choice between a nonleveraged and a leveraged plan. Under the nonleveraged plan, employees purchased Schneider Electric shares at a preferential price. Under the leveraged plan, a third-party bank topped up the employee's initial investment, essentially multiplying the amount paid by the employee. The total was invested in Schneider Electric shares at a preferential price. After a period of five years, the employee may withdraw a percentage of his or her gains, as long as his or her initial contribution remains invested in the plan.

The plan's cost has been measured taking into account the five-year lock-up period for the employee, in accordance with the recommendations of France's national accounting board (CNC). For the leveraged plan, the cost includes the implicit opportunity gain obtained by Schneider Electric in offering its employees institutional (rather than retail) prices for derivative instruments.

Employees subscribed 0.7 million shares under the nonleveraged plan and 1.7 million under the leveraged plan. The related cost recognized during the period was €2.4 million for the nonleveraged plan and €9.5 million for the leveraged plan. This cost was calculated on the basis of a risk-free interest rate of 4.47% and a 5.97% rate for five-year loans for general corporate purposes, resulting in a notional rate reflecting the lock-up period of 11.85%. The opportunity gain offered to employees investing in the leveraged plan was estimated at 2.54%.

The shares were issued in July 2007 (note 14.1).

14.6 Treasury stock

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003, May 6, 2004, May 12, 2005, May 3, 2006 and April 26, 2007.

The purpose of the program is to reduce dilution, optimize the management of capital and cover stock option plans. The latest authorized program provides for the purchase of a maximum of 10% of the share capital within a period of up to eighteen months from April 26, 2007.

The Annual Shareholders' Meeting of April 26, 2007 authorized the Management Board to buy back shares on the open market. Acting on this authorization, the company set up a liquidity contract under which the financial intermediary bought 4,335,408 shares at an average price of €95.79 and sold 4,335,408 shares at an average price of €96.07.

At December 31, 2007, the Group held 6,345,057 Schneider Electric shares in treasury stock, acquired at a cost of €290.3 million, which has been recorded as a deduction from retained earnings.

14.7 Other reserves

Changes in other reserves were as follows:

	Gains and losses from remeasurement at fair value			Actuarial gains and losses	Total
	Currency instruments and interest rate hedges	Hedges of metal purchases	Available-for-sale financial assets		
December 31, 2006	(136.1)	(3.0)	161.1	(31.4)	**(9.4)**
- Unrealized net gains (losses) on available-for-sale financial assets			(20.5)		(20.5)
- Net gains (losses) on currency instruments	(38.3)				(38.3)
- Net gains (losses) on interest rate hedges	1.5				1.5
- Net gains (losses) on metal purchases		(3.4)			(3.4)
- Net gains (losses) on post-retirement benefits				73.8	73.8
- Other					(0.8)
December 31, 2007	(172.9)	(6.4)	140.6	42.4	**2.9**

The main changes for the period stemmed from differences in hedging instruments (note 20), reevaluation of AXA shares (note 8) and differences in actuarial gains and losses (note 15).

Note 15 - Pensions and other post-employment benefit obligations

The Group has set up various plans for employees covering pensions, termination benefits, healthcare, life insurance and other post-employment benefits, as well as long-term benefit plans for active employees, primarily in France and Australia.

Actuarial valuations are generally performed each year. The assumptions used vary according to the economic conditions prevailing in the country concerned, as follows:

	Weighted average rate		***Of which US plans***	
	2007	**2006**	**2007**	***2006***
Discount rate	5.6%	5.0%	*6.0%*	*5.8%*
Rate of compensation increases	3.8%	2.9%	*4.5%*	*4.5%*
Expected return on plan assets	7.7%	7.8%	*9.0%*	*9.0%*

The post-employment healthcare obligation mainly concerns the United States. A one-point increase in healthcare costs would increase the post-employment healthcare obligation by €36.5 million and the total of service cost and interest expense by €2.4 million. A one-point decrease in healthcare costs would decrease the post-employment healthcare obligation by €26.8 million and the total of service cost and interest expense by €2.1 million.

In 2007, the rate of healthcare cost increases in the United States was expected to decline from 9% in 2008 to 5% in 2012. This compares with the previous year's forecast of 10% in 2007 and 5% in 2012. The rate in France was estimated at 4.5% in 2006 and 2007.

The discount rate is generally determined on the basis of the interest rate for investment-grade corporate bonds or government bonds. The expected return on plan assets is determined on the basis of the weighted average expected return and the total asset value.

Pension and termination benefit obligations

Pension and termination benefit obligations primarily concern the Group's North American and European subsidiaries. These plans feature either a lump-sum payment on the employee's retirement or regular pension payments after retirement. The amount is based on years of service, grade and end-of-career salary. They also include top-hat payments granted to certain senior executives guaranteeing supplementary retirement income beyond that provided by general, mandatory pension schemes.

Benefit obligations under these plans, which represent 90% of the Group's total commitment or €1,759 million at December 31, 2007, are partially or fully funded through payments to external funds. These funds are not invested in Group assets.

External funds are invested in equities (around 55%), bonds (around 21%) and real estate (around 8%).

Contributions amounted to €26.1 million in 2007 and are estimated at €16.8 million for 2008.

At December 31, 2007, provisions for pensions and termination benefits totaled €597 million, compared with €642 million in 2006. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

Payments made under defined contribution plans are recorded in the income statement, in the year of payment and are in full settlement of the Group's liability. Defined contribution plan payments totaled €43.3 million in 2007 and €30.7 million in 2006.

Other post-employment benefits, including healthcare and life insurance, and other long-term benefits

The North American subsidiaries pay certain healthcare costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service. These post-employment benefit obligations are unfunded.

Healthcare coverage for North American employees represents 86% of this obligation.

The assumptions used to determine post-employment benefit obligations related to healthcare and life insurance are the same as those used to estimate pension benefit obligations in the country concerned.

Other benefit obligations include healthcare coverage plans in Europe, for €26 million, and long-service awards due by subsidiaries in France, for €11 million.

At December 31, 2007, provisions for these benefit obligations totaled €399 million, compared with €517 million in 2006. These provisions have been included in non-current liabilities, as the current portion was not considered material in relation to the total liability.

15.1 Changes in provisions for pensions and other post-employment benefit obligations

Changes in provisions for pensions and other post-employment benefit obligations (net of assets) were as follows:

	Pensions and termination benefits	*Of which US plans*	Other post-employment and long-term benefits	*Of which US plans*	**Provisions for pensions and other post-employment**
Dec. 31, 2005 *	**600.0**	***52.2***	**593.4**	***498.1***	**1,193.5**
Net cost recognized in the statement of income	44.3	*(4.5)*	26.4	*23.3*	70.7
Benefits paid	(32.4)	-	(27.2)	*(25.6)*	(59.6)
Plan participants' contributions	(19.6)	*(5.1)*	-	-	(19.6)
Actuarial items recognized in equity	(6.0)	*(7.8)*	(23.7)	*0.0*	(29.7)
Translation adjustment	7.5	*(4.7)*	(52.7)	*(47.3)*	(45.2)
Changes in the scope of consolidation	27.9	-	(0.7)		27.2
Other changes	(4.9)	*0.1*	1.4	*(3.1)*	(3.6)
Dec. 31, 2006 *	**618.8**	***30.2***	**516.9**	***445.4***	**1,133.7**
Net cost recognized in the statement of income	46.9	*(6.5)*	23.4	*19.8*	70.3
Benefits paid	(42.4)	-	(25.8)	*(22.4)*	(68.2)
Plan participants' contributions	(26.1)	*(1.1)*	-		(26.1)
Actuarial items recognized in equity **	(27.2)	*41.4*	(76.9)	*(60.0)*	(104.1)
Translation adjustment	(8.0)	*(5.5)*	(39.2)	*(39.0)*	(47.2)
Changes in the scope of consolidation	12.6	-	-	-	12.6
Other changes	(7.6)	*(0.1)*	0.8	*(1.3)*	(6.8)
Dec. 31, 2007 *	**565.0**	***58.4***	**399.2**	***342.5***	**964.2**

* Including €25.3 million and €32.1 million in pension assets recognized under "Other financial assets" in 2006 and 2007, respectively.

** Including €9.4 million of asset ceiling in 2007.

15.2 Provisions for pensions and termination benefit obligations

Annual changes in obligations, the market value of plan assets and the corresponding assets and provisions recognized in the consolidated financial statements can be analyzed as follows:

	Dec. 31, 2007	*o/w US plans*	Dec. 31, 2006	*o/w US plans*
1. Reconciliation of balance sheet items				
Pension assets	32.0	*26.2*	25.3	*25.1*
Provisions for pensions and other post-employment benefit	(597.0)	*(84.6)*	(642.1)	*(55.3)*
Net Asset/(Liability) recognized in the balance sheet	(565.0)	*(58.4)*	(616.8)	*(30.2)*

	Dec. 31, 2007	*o/w US plans*	Dec. 31, 2006	*o/w US plans*
2. Components of net cost recognized in the statement of income				
Service cost	53.8	*17.8*	54.2	*18.1*
Interest cost (impact of discounting)	99.3	*50.4*	93.4	*52.0*
Expected return on plan assets	(105.7)	*(75.1)*	(104.1)	*(75.0)*
Past service cost	0.6	*0.4*	0.3	*0.4*
Curtailments and settlements	(1.1)	-	0.5	-
Net cost recognized in the statement of income	46.9	*(6.5)*	44.3	*(4.5)*

	Dec. 31, 2007	*o/w US plans*	Dec. 31, 2006	*o/w US plans*
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	2,035.4	*917.6*	1,993.5	*972.1*
Service cost	53.8	*17.8*	54.2	*18.1*
Interest cost (impact of discounting)	99.3	*50.4*	93.4	*52.0*
Plan participants' contributions	5.2	-	5.6	-
Benefits paid	(101.6)	*(39.4)*	(92.8)	*(41.5)*
Actuarial (gains)/losses recognized in equity	(39.1)	*33.5*	43.6	*20.6*
Modification of pension plan	(0.8)	-	(0.3)	-
Changes in the scope of consolidation	40.7	-	28.3	-
Translation adjustments	(128.8)	*(101.0)*	(98.5)	*(103.7)*
Curtailments and settlements	(5.3)	-	-	-
Other	(0.7)	-	8.4	-
Projected benefit obligation at end of year	1,958.1	878.9	2,035.4	*917.6*

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7).

They stem from changes in actuarial assumptions (primarily the discount rates) used to measure obligations in the United Kingdom, the euro zone and the United States.

At December 31, 2007, actuarial losses related to experience adjustments amounted to €36 million for the Group. At December 31, 2006, actuarial gains and losses related to experience adjustments amounted to €12.1 million in the United States and the United Kingdom.

	Dec. 31, 2007	o/w US plans	Dec. 31, 2006	o/w US plans
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	1,417.7	*886.8*	1,395.4	*918.8*
Expected return on plan assets	105.7	*75.1*	104.1	*75.0*
Plan participants' contributions	5.2	-	5.6	-
Employer contributions	26.1	*1.1*	19.6	*5.1*
Benefits paid	(59.2)	*(39.4)*	(60.4)	*(41.5)*
Actuarial gains/(losses) recognized in equity	(2.5)	*(7.9)*	49.6	*28.4*
Changes in the scope of consolidation	28.1	-	0.4	-
Translation adjustments	(120.8)	*(95.5)*	(105.8)	*(99.0)*
Curtailments and settlements	(4.2)	-	-	-
Other	5.6	-	9.2	-
Fair value of plan assets at end of year	1,401.7	*820.2*	1,417.7	*886.8*

The actual return on plan assets came to €103 million.

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7).
They stem from differences between the actual and expected return on assets in the United States, Canada and the United Kingdom.

	Dec. 31, 2007	o/w US plans	Dec. 31, 2006	o/w US plans
5. Funded status				
Projected benefit obligation	(1,958.1)	*(878.9)*	(2,035.4)	*(917.6)*
Fair value of plan assets	1,401.7	*820.2*	1,417.7	*886.8*
Effect of the asset ceiling	(9.4)	-	-	-
Deferred items:				
Unrecognized past service cost	0.8	0.3	0.9	*0.6*
Net Asset/(Liability) recognized in the balance sheet	(565.0)	(58.4)	(616.8)	*(30.2)*

15.3 Provision for other post-employment benefits

Changes in provisions for other post-employment and long-term benefits were as follows:

	Dec. 31, 2007	Dec. 31, 2006
1. Components of net cost recognized in the statement of income		
Service cost	6.0	6.2
Interest cost (impact of discounting)	21.8	25.2
Expected return on plan assets	0.0	-
Past service cost	(4.4)	(5.0)
Curtailments and settlements	-	-
Net cost recognized in the statement of income	**23.4**	**26.4**

	Dec. 31, 2007	Dec. 31, 2006
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	**477.2**	**543.6**
Service cost	6.0	6.2
Interest cost (effect of discounting)	21.8	25.2
Plan participants' contributuion	1.5	1.7
Benefits paid	(25.8)	(27.2)
Actuarial (gains)/losses recognized in equity	(76.9)	(23.7)
Past service cost	0.3	-
Changes in the scope of consolidation	-	(0.7)
Translation adjustments	(39.2)	(48.1)
Other (including curtailments and settlements)	1.5	0.2
Projected benefit obligation at end of year	**366.4**	**477.2**

Actuarial gains and losses have been fully recognized in "Other reserves" (note 14.7). They stem from changes in actuarial assumptions (primarily the discount rate).

Actuarial gains related to experience adjustments amounted to €59 million at December 31, 2007 for the Group.

	Dec. 31, 2007	Dec. 31, 2006
3. Funded status		
Projected benefit obligation	366.4	477.2
Deferred items:		
Unrecognized past service cost	32.8	39.7
Provision recognized in the balance sheet	**399.2**	**516.9**

Note 16 - Provisions for contingencies

	Economic risks	Customer risks	Product risks	Environmental risks	Restructuring	Other risks	**Provisions**
Dec. 31, 2005	**75.1**	**67.7**	**139.9**	**39.7**	**93.8**	**70.5**	**486.7**
Long-term portion	*37.0*	*43.6*	*34.4*	*32.6*	*20.0*	*42.4*	*210.0*
Additions	99.5	7.6	70.9	5.6	49.9	25.8	259.3
Discounting effect	(0.3)	0.0	0.2	0.3	0.3	0.0	0.5
Utilizations	(9.9)	(10.2)	(59.0)	(1.6)	(53.8)	(9.3)	(143.8)
Reversals of surplus provisions	(7.5)	(1.0)	(17.6)	(0.3)	(1.6)	(4.7)	(32.7)
Translation adjustments	(0.5)	(5.8)	(5.1)	(1.2)	(1.2)	(5.9)	(19.7)
Changes in the scope of consolidation and other	4.5	(1.5)	16.1	1.3	(2.8)	1.9	19.5
Dec. 31, 2006	**160.9**	**56.8**	**145.4**	**43.8**	**84.6**	**78.3**	**569.8**
Long-term portion	*83.8*	*50.0*	*34.9*	*32.1*	*15.2*	*67.1*	*283.1*
Additions	151.7	5.5	52.3	2.1	39.0	35.4	286.0
Discounting effect	0.1	0.0	(0.0)	0.0	0.2	0.3	0.6
Utilizations	(28.5)	(4.7)	(42.0)	(4.4)	(62.1)	(17.1)	(158.8)
Reversals of surplus provisions	(16.9)	(0.1)	(14.1)	(1.5)	(1.3)	(2.6)	(36.5)
Translation adjustments	0.1	(5.3)	(6.6)	(1.0)	(1.4)	(5.8)	(20.0)
Changes in the scope of consolidation and other	41.5	0.8	29.5	4.0	(3.5)	(3.9)	68.4
Dec. 31, 2007	**308.9**	**53.0**	**164.5**	**43.0**	**55.5**	**84.6**	**709.6**
Long-term portion	*85.0*	*44.8*	*25.4*	*29.9*	*7.4*	*71.6*	*264.1*

(a) Economic risks

These include tax risks arising from tax audits performed by various local tax administrations and financial risks arising primarily on guarantees given to third parties in relation to certain assets and liabilities.

During the year, the Group set aside provisions in an amount of €72 million to cover information systems contracts. These provisions concern difficulties encountered in deploying the outsourcing contract with CAPGEMINI, the signature of an agreement to bring certain outsourced operations back in house in early 2008, and delays and difficulties in developing the SAP core model.

In 2006, the Group also acknowledged the European Commission's decision concerning two former subsidiaries' alleged participation in a high voltage switchgear cartel and set aside €8 million to cover the related fine, which was paid in 2007.

(b) Customer risks

These provisions primarily concern liability claims arising from alleged defects in products sold to customers and other third parties and are determined on a case-by-case basis. They also cover losses at the end of various long-term contracts in an amount of €7 million.

(c) Product risks

These provisions comprise:

- Provisions recorded on a statistical basis for the residual cost of product warranties not covered by insurance. Such warranties may run up to 18 months,
- Provisions to cover disputes concerning defective products and recalls of clearly identified products.

(d) Environmental risks

These provisions are primarily set aside to cover potential reclamation costs. No new risks were identified during site reviews in 2007.

(e) Restructuring

New provisions were set aside during the year to cover the costs of restructuring plans in Europe and the United States (note 25).

Note 17 - Long and short-term debt

Non current financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006
Convertible and non-convertible bonds	3,945.6	3,687.9
Bank and other borrowings	669.1	253.8
Lease liabilities	19.6	23.9
Employee profit sharing	4.8	5.2
Short-term portion of convertible and non-convertible bonds	(749.2)	(450.0)
Short-term portion of long-term debt	(104.5)	(63.7)
Non current financial liabilities	**3,785.4**	**3,457.1**

Current financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006
Commercial paper	0.0	55.0
Accrued interest	79.9	44.9
Other short-term borrowings	1,357.5	154.9
Bank overdrafts	110.2	116.1
Short-term portion of convertible and non-convertible	749.2	450.0
Short-term portion of long-term debt	104.5	63.7
Current financial liabilities	**2,401.3**	**884.6**
Total current and non current financial liabilities	**6,186.7**	**4,341.7**

17.1 Breakdown by maturity

		Dec. 31, 2007		Dec. 31, 2006
	Nominal	Interest	Swaps	Nominal
2007	-	-	-	884.6
2008	2,401.3	201.4	2.1	851.8
2009	142.2	163.2	0.9	25.9
2010	947.8	146.5	3.1	917.0
2011	548.7	117.0	2.8	518.0
2012	55.8	101.3	1.5	1,144.4 (*)
2013 and beyond	2,090.9	240.5	1.7	-
Total	**6,186.7**	**969.9**	**12.1**	**4,341.7**

(*) : 2012 and beyond

17.2 Breakdown by currency

	Dec. 31, 2007	Dec. 31, 2006
Euro	4,907.3	4,100.9
US dollar	1,049.0	30.5
Indian rupee	72.2	53.1
New Zealand dollar	0.0	2.5
Japanese yen	23.5	22.3
Other	134.7	132.4
Total	**6,186.7**	**4,341.7**

17.3 Ordinary bonds

	Dec. 31, 2007	Dec. 31, 2006	Effective interest rate	Maturity
Schneider Electric SA 2007	-	450.0	6.1275% fixed	Oct 2007
Schneider Electric SA 2008	749.2	750.0	3.875% fixed	Oct 2008
Schneider Electric SA 2009	108.9	-	3.375% fixed	Jan 2009
Schneider Electric SA 2010	898.3	897.7	3.125% fixed	Aug 2010
Schneider Electric SA 2011	499.2	499.0	EUR + 0.2% variable	Jul 2011
Schneider Electric SA 2014	497.2	496.8	4.500% fixed	Jan 2014
Schneider Electric SA 2015	598.0	-	5.375% fixed	Jan 2015
Schneider Electric SA 2017	594.8	594.4	4.000% fixed	Aug 2017
Total	**3,945.6**	**3,687.9**		

On October 8, 2007, Schneider Electric SA issued €600 million worth of 5.375% bonds due January 8, 2015. The bonds are traded on the Luxembourg stock exchange .

On January 26, 2007, Schneider Electric SA issued €110 million worth of 3.375% bonds due January 26, 2009. The bonds are traded on the Luxembourg stock exchange .

On July 17, 2006, Schneider Electric SA issued €500 million worth of bonds at the Euribor 3-month rate + 0.20%, due July 18, 2011. Also on July 17, 2006, Schneider Electric issued €500 million worth of 4.5% bonds due January 17, 2014. These bonds are traded on the Luxembourg stock exchange.

On August 11, 2005, Schneider Electric SA issued €1,500 million worth of bonds as part of its EMTN program. The issue comprises a €900 million five-year tranche at 3.125% and a €600 million twelve-year tranche at 4%. The bonds are traded on the Luxembourg stock exchange.

On October 31, 2003, Schneider Electric SA issued €750 million worth of 3.875% bonds due October 31, 2008. The bonds are traded on the Luxembourg stock exchange.

Lastly, the Group redeemed €450 million worth of bonds that came due in October 2007.

17.4 Other information

At December 31, 2007, Schneider Electric had unused confirmed credit lines of €2,546 million. These lines of credit are available for the period.

As part of the financing package for the APC acquisition, Schneider Electric SA obtained one-year acquisition financing in an amount of €2.5 billion and a three-year confirmed line of credit in an amount of €2 billion.

Note 18 - Other non-current liabilities

	Dec. 31, 2007	Dec. 31, 2006
MGE UPS acquisition debt	-	35.1
Clipsal acquisition debt	54.1	47.0
Applied Control Technology acquisition debt	-	1.8
Delixi Electric acquisition debt	15.3	-
Elite Engineering Limited acquisition debt	1.4	-
Din Elektro Kraft acquisition debt	1.0	-
Other	4.9	6.3
Other non-current liabilities	**76.7**	**90.2**

The agreement for the acquisition of Clipsal includes a seller's warranty providing for part of the acquisition price to be withheld. This amount has been placed in escrow (note 8.2).

Note 19 - Commitments and contingent liabilities

19.1 Guarantees given and received

	Dec. 31, 2007	Dec. 31, 2006
Contract counterguarantees (1)	207.1	176.0
Mortgages and collateral (2)	24.3	20.1
Guarantees	1.6	0.5
Other commitments given (3)	189.1	187.2
Guarantees given	**422.0**	**383.8**
Other guarantees received	43.4	41.8
Guarantees received	**43.4**	**41.8**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a provision for contingencies is recorded when the risk is considered probable and can be reasonably estimated.
(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.
(3) Other guarantees given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

19.2 Purchase commitments

- **Shares in subsidiaries and affiliates**

Commitments to purchase equity investments correspond to put options given to minority shareholders in consolidated companies or relate to earn-out payments. The amount of these commitments was not material at December 31, 2007.

- **Information technology services**

In 2004, the Group signed an agreement with CAPGEMINI to outsource its European IT functions and to develop and deploy shared management applications using SAP in Europe. The first pilot version was deployed in India in April 2007 and a second version should be rolled out in several European countries in mid-2008.

Payments to CAPGEMINI replace the cost of the IT function, which was previously managed internally. In early 2006, the duration of the reciprocal commitments between CAPGEMINI and Schneider Electric was extended from ten to twelve years.

The 2007 expense related to this outsourcing agreement contractually amounted to €147 million, including volume and indexation effects provided for in the contract. This compares with €136 million in 2006. Schneider Electric capitalized expenses relating to the SAP contract in a net amount of €53 million at end-2007.

During the year, the Schneider Electric and CAPGEMINI entered into discussions to adjust the contract with a view to continuously improving quality and cost effectiveness for both parties. It was decided that part of the operations currently managed by CAPGEMINI will be brought back in house in 2008. These include IT operations in certain European countries and network operations.

19.3 Contingent liabilities

Management is confident that balance sheet provisions for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on its financial position or profit. This is notably the case for the potential consequences of a current dispute in Belgium involving former senior executives and managers of the Group.

The loan agreements related to the Group's long-term debt do not include any rating triggers.

The Group has also signed an agreement concerning statutory employee training rights in France (DIF). Because the vested rights cannot be reliably estimated, no corresponding provision has been set aside in the financial statements.

Note 20 - Financial instruments

The Group uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and metal prices. Exposure to these risks is described in the chapter on Risk Factors in the Registration Document.

20.1 Carrying amount and nominal amount of derivative financial instruments

		Dec. 31, 2006	Dec. 31, 2007				Dec. 31, 2007	
	IFRS designation	Carrying amount	Other financial income and expense (1)	Equity (2)	Cash and cash equivalents	Carrying amount	Nominal amount Purchase	Sale
Foreign exchange								
Futures - cash flow hedges	CFH*	(74.0)	32.3	54.7	-	13.0	979.9	-
Futures - hedges of balance sheet items	Trading	19.1	6.3	-	-	25.4	662.7	941.6
Options and other hedging instruments	Trading and CFH*	(0.9)	4.1	-	-	3.2	184.6	
Metal prices								
Futures and options	CFH*	(4.4)	-	(5.2)	-	(9.6)	214.4	-
Interest rates								
Swaps on credit lines	CFH*/FVH*	(1.7)	(1.5)	2.1	-	(1.1)	746.0	-
Derivatives financial instruments		(61.9)	41.2	51.6	-	30.9	-	-

** Cash flow hedge / Fair value hedge*

(1) Gains and losses on hedging instruments for the period are offset by changes in the fair value of the underlying, which are also recognized in "Other financial income and expense".

(2) Reported in equity under "Other reserves".

The market value of financial instruments, which corresponds to their carrying amount, is estimated either internally by discounting future differential cash flows at current market interest rates or by third party banks.

20.2 Carrying amount and fair value of financial instruments other than derivatives

	Dec. 31, 2007		Dec. 31, 2006	
	Notional amount (1)	Fair value	Notional amount (1)	Fair value
Available-for-sale financial assets	322.5	322.5	315.7	315.7
Other non-current financial assets	124.1	124.1	114.2	114.2
Marketable securities	510.9	510.9	1,733.3	1,733.3
Bonds	(3,945.6)	(3,795.5)	(3,687.9)	(3,626.4)
Other short and long-term debt	(2,241.1)	(2,241.1)	(653.8)	(653.8)
Financial instruments excluding derivatives	**(5,229.2)**	**(5,079.1)**	**(2,178.5)**	**(2,117.0)**

(1) The notional amount corresponds to either amortized cost or fair value.

20.3 Currency risk

Forward hedging positions by currency

	Dec. 31, 2007		
	Sales	Purchases	Net
USD	517.7	(1,038.2)	(520.5)
SEK	18.8	(57.2)	(38.4)
DKK	118.1	(267.7)	(149.6)
RUB	53.8		53.8
HUF	43.6		43.6
AUD	15.8	(16.2)	(0.4)
CZK	21.7		21.7
JPY	6.4	(178.5)	(172.1)
AED	3.1	(15.3)	(12.2)
GBP	60.2	(34.2)	26.0
HKD	10.4	(4.2)	6.2
Other	72.0	(31.1)	40.9
Total	**941.6**	**(1,642.6)**	**(701.0)**

Forward currency hedging positions include a €958.6 million loss in hedges of intragroup loans and borrowings and a €257.6 million income in hedges of operating cash flows.

20.4 Impact of financial instruments

December 31, 2007

	Impact on financial income and expense	Impact on Equity		
		Fair value	Translation adjustment	Others
Available-for-sale financial assets	12.1	(32.1)	0.7	0.4
Loans and accounts receivable	133.4		(49.9)	(5.1)
Financial liabilities measured at amortized cost	(380.2)		(149.7)	1.8
Derivative instruments	41.2	51.6	0.3	
Total	**(193.5)**	**19.5**	**(198.6)**	**(2.9)**

December 31, 2006

	Impact on financial income and expense	Impact on Equity		
		Fair value	Translation adjustment	Others
Available-for-sale financial assets	8.9	40.7	(5.9)	1.5
Loans and accounts receivable	84.6		(136.7)	12.4
Financial liabilities measured at amortized cost	(188.6)		(193.3)	3.8
Derivative instruments	38.3	(93.2)		
Total	**(56.8)**	**(52.5)**	**(335.9)**	**17.7**

The impact of financial instruments, by category, on profit and equity was as follows:

- The main impact on profit was in interest income and expense.
- The impact on equity primarily stemmed from the measurement of available-for-sale assets and derivative instruments and translation adjustments for loans, accounts receivable and liabilities denominated in foreign currency.

20.5 Balance sheet amounts for financial instruments by category

ASSETS	Dec. 31, 2007		Breakdown by category			
	Carrying value	Fair value	Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative instruments
Available-for-sale financial assets	322.5	322.5	322.5			
Other non-current financial assets	124.1	124.1		124.1		
Total non-current assets	446.6	446.6	322.5	124.1		0.0
Current assets:						
Trade accounts receivable	3,463.2	3,463.2		3,463.2		
Other receivables	45.4	45.4				45.4
Current financial assets	83.9	83.9		83.9		
Cash and cash equivalents	1,268.9	1,268.9		1,268.9		
Total current assets	4,861.4	4,815.9		4,815.9		45.4
LIABILITIES						
Non-current liabilities						
Other long-term debt	3,785.4	3,635.4			3,785.4	
Total non-current liabilities	3,785.4	3,635.4			3,785.4	
Current liabilites						
Trade accounts payable	2,132.9	2,132.9			2,132.9	
Other current liabilities	22.3	22.3			7.8	14.5
Short-term debt	2,401.3	2,401.3			2,401.3	
Total current liabilities	4,556.5	4,556.5			4,542.0	14.5

ASSETS	Dec. 31, 2006		Breakdown by category			
	Carrying value	Fair value	Available-for-sale financial assets (AFS)	Loans and receivables (LAR)	Financial liabilities at amortized cost (FLAC)	Derivative instruments
Available-for-sale financial assets	315.7	315.7	315.7			
Other non-current financial assets	114.2	114.2		114.2		
Total non-current assets	429.9	429.9	315.7	114.2		
Current assets:						
Trade accounts receivable	2,882.8	2,882.8		2,882.8		
Other receivables						
Current financial assets	73.5	73.5		73.5		
Cash and cash equivalents	2,544.1	2,544.1		2,544.1		
Total current assets	5,500.4	5,500.4		5,500.4		
LIABILITIES						
Non-current liabilities						
Other long-term debt	3,457.1	3,395.6			3,457.1	
Total non-current liabilities	3,457.1	3,395.6			3,457.1	
Current liabilites						
Trade accounts payable	1,948.5	1,948.5			1,948.5	
Other current liabilities	70.3	70.3			8.4	61.9
Short-term debt	884.6	884.6			884.6	
Total current liabilities	2,903.4	2,903.4			2,841.5	61.9

Note 21 - Related party transactions

21.1 Associates

These are primarily companies over which the Group has significant influence. They are accounted for by the equity method. Transactions with these related parties are carried out on arm's length terms.

Related party transactions were not material in 2007.

21.2 Related parties with significant influence

No transactions were carried out during the year with members of the Board of Directors or with Supervisory Board or Management Board members.

Compensation and benefits paid to the Group's top senior executives are described in note 27.3.

Note 22 - Segment information

First-level segment information is broken down according to the Group's four operating divisions on the basis of asset location. Performance assessments and management decisions are notably based on Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles (EBITA).

Data by region includes the contribution from Critical Power. Data concerning General Management that cannot be allocated to a particular segment are presented under "Holding". Details are provided in Chapter 4 of the Registration Document (Business Review).

Segment assets include goodwill, net, intangible assets, net and property, plant and equipment, net, inventories and work in process, trade accounts receivable and other receivables. Segment liabilities include short-term provisions and provision for contingencies, trade accounts payable and other current liabilities.

December 31, 2007

	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	7,846	4,770	3,233	1,460	0	**17,309**
EBITA	1,349	787	440	232	(246)	**2,562**
Segment Assets	7,956	7,347	3,667	792	423	**20,185**
of which goodwill	*3,379*	*2,867*	*1,767*	*128*	*0*	*8,141*
Segment Liabilities	2,328	1,204	738	261	891	**5,422**
Capital employed, gross	327	101	101	6	101	**636**

(1) including a €118 million of asset and a €54 million of investment in the SAP core model.

December 31, 2006

	Europe	North America	Asia-Pacific	Rest of the World	Holding (1)	Total
Revenue	6,402	3,698	2,514	1,116	0	**13,730**
EBITA	1,137	561	352	190	(221)	**2,019**
Segment Assets	7,088	4,380	2,336	600	390	**14,794**
of which goodwill	*2,808*	*2,479*	*804*	*95*	*0*	*6,186*
Segment Liabilities	2,351	1,206	571	198	666	**4,992**
Capital employed, gross	266	81	97	16	85	**545**

(1) including a €93 million of asset and a €52 million of investment in the SAP core model.

The second level of segment information is broken down according to the Group's three main businesses.

Revenue	2007	2006
Electrical Distribution	9,869	8,606
Automation & Control	4,937	4,456
Critical Power	2,503	668
Holding	0	0
	17,309	**13,730**

EBITA margin (%)	2007	2006
Electrical Distribution	18.1%	17.3%
Automation & Control	14.2%	14.7%
Critical Power	12.7%	13.9%
Holding	-1.4%	-1.6%
	14.8%	**14.7%**

Note 23 - Research and Development

Research and development costs break down as follows:

	2007	2006
Research and development costs recognized as an expense (1)	591.7	488.4
Capitalized development costs (2)	130.9	132.4
Total Research and Development costs of the year	**722.6**	**620.8**

(1) Of which €153.0 million recognized in cost of sales, €21.6 million in selling expenses and €417.1 million in R&D costs in 2007.
Of which €149.4 million recognized in cost of sales, €14.6 million in selling expenses and €324.7 million in R&D costs in 2006.

(2) Of which €2.4 million recognized in software in 2007.
Of which €11.6 million recognized in software in 2006.

Amortization of capitalized development costs came to €42 million in 2007 and €23 million in 2006. In addition, exceptional impairment losses of €6 million were recorded on capitalized development costs in 2007.

Note 24 - Depreciation, amortization and provision expense

Depreciation, amortization and provision expenses recognized in operating expenses were as follows:

	2007	2006
Included in cost of sales:		
Depreciation and amortization	(282.6)	(254.0)
Provisions	(16.1)	(10.8)
Included in selling, general and administrative expenses		
Depreciation and amortization	(139.6)	(138.5)
Provisions	(27.0)	(20.5)
Depreciation, amortization and provision expense	**(465.3)**	**(423.8)**

In 2007, provisions in an amount of €108 million were recorded in other operating income/expense (note 25). Impairment of other non-current assets represented a net charge of €41 million.

Note 25 - Other operating income and expenses

Other operating income and expenses break down as follows:

	2007	2006
Restructuring	(97.9)	(80.7)
Impairment losses on property, plant and equipment and intangible	(39.8)	(35.2)
Gains on asset disposals	37.9	45.6
Losses on asset disposals	(6.3)	(7.5)
Other	(35.6)	(38.2)
Other operating income and expenses	**(141.7)**	**(116.0)**

In 2007, the Group realized capital gains on sales of real estate assets, including headquarters buildings in the Paris region.

Operating profit included €138 million in non-recurring expenses related to asset impairment (€40 million) and restructuring programs (€98 million). Non-recurring expenses primarily stemmed from continued industrial reorganization in Europe, for €40 million, reorganization of the Critical Power business in Europe and the United States, for €22 million, and reorganization of the Building Automation business in the United States, for €10 million.

The Group realized a capital gain on the divestment of MGE UPS's small systems in an amount of €60 million (after taking into account the write-off of €221 million in goodwill and €100 million in trademark impairment). It also set a side a provision of €72 million to cover its IT contracts (note 16a). Both of these items are recorded in "Other" above.

Note 26 - Net financial income

This item consists solely of income and expense relating to financial assets (including cash and cash equivalents) and debt.

	2007	2006
Interest income	93.2	34.1
Interest expense	(380.2)	(188.6)
Net gains/(losses) on the sale of marketable securities	40.2	50.5
Finance costs, net	***(246.8)***	***(104.0)***
Dividend income	11.2	10.7
Exchange gains and losses, net	(20.5)	(15.5)
Impairment losses on financial assets	12.3	18.2
Net gains/(losses) on disposal of long-term investments	(11.4)	(20.0)
Discounting adjustments to non-current assets and liabilities	(1.0)	2.0
Fair value adjustments	0.3	0.1
Other financial expense, net	(10.0)	(12.4)
Finance costs and other financial income and expense, net	**(265.9)**	**(120.9)**

Note 27 - Employees

27.1 Number of employees

The average number of permanent and temporary employees was as follows in 2007 and 2006:

(number of employees)	2007	2006
Production	52 360	46 135
Administration	66 980	53 943
Total average number of employees	**119 340**	**100 078**
By region:		
Europe	51 046	46 962
North America	28 179	23 610
Asia-Pacific	32 010	22 753
Rest of the world	8 104	6 753

The increase in employee numbers primarily reflects acquisitions for the year.

27.2 Employee benefits expense

	2007	2006
Payroll costs (1)	(4,505.7)	(3,796.7)
Profit-sharing and incentive bonuses	(78.7)	(78.4)
Stock options	(24.3)	(20.8)
WESOP	(12.0)	0.0
Total employee benefits expense	**(4,620.7)**	**(3,895.9)**

(1) Including €46.9 million for pension and other post-employment benefits and €23.4 million for other employee benefits (note 15)

27.3 Management compensation and benefits

In 2007, directors' fees of €0.7 million were paid to the members of the Board of Directors.

Total gross compensation paid to members of senior management (excluding corporate officers) amounted to €4.5 million, of which €2.3 million in variable bonuses.

A total of 1,649,100 stock options and 15,301 stock grants have been granted to members of Management through plans set up since 2001.

Pension and other post-employment benefit obligations with respect to members of Management amounted to €65 million at December 31, 2007 versus €73 million at December 31, 2006.

More detailed information on Senior Management is provided in Chapter 2, Paragraph 9 of the Registration Document.

Note 28 - Subsequent events

On January 11, 2008, the Group signed an agreement to acquire US-based IMS, a company that designs and manufactures integrated motor and drive products. In 2007, IMS generated revenue of around $20 million.

Note 29 - Consolidated companies

The main companies included in the Schneider Electric Group scope of consolidation are listed below.

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Europe			
Fully consolidated			
APC Deutschland GmbH	Germany	100.00	-
Asentics GmbH	Germany	80.00	80.00
Asentics GmbH & Co. KG	Germany	80.00	80.00
Berger Lahr GmbH & Co. KG	Germany	100.00	100.00
Berger Lahr Positec GmbH & Co KG	Germany	100.00	100.00
Berger Lahr Services GmbH	Germany	100.00	100.00
Citect GmbH	Germany	100.00	100.00
Crouzet GmbH	Germany	100.00	100.00
Drive Tech Gmbh	Germany	100.00	100.00
Elau Administration GmbH	Germany	-	100.00
Elau Elektronik Automations AG	Germany	100.00	100.00
Elau Engineering GmbH	Germany	100.00	100.00
Elau Systems GmbH	Germany	100.00	100.00
Elso GmbH	Germany	100.00	100.00
Gerhard Berger GmbH	Germany	100.00	100.00
Kavlico GmbH	Germany	100.00	100.00
Kind Beteiligungsgesellschaft GmbH	Germany	100.00	100.00
MERTEN Beteiligung GmbH	Germany	100.00	100.00
MERTEN GmbH & Co.KG	Germany	100.00	100.00
MERTEN Holding GmbH	Germany	100.00	100.00
Messner Gebäudetechnik GmbH	Germany	100.00	100.00
MGE USV-Systeme GmbH	Germany	100.00	95.67
Power Measurement Europe GmbH	Germany	100.00	100.00
Pulsotronic Merten GmbH & Co. KG	Germany	100.00	100.00
Ritto GmbH & Co.KG	Germany	100.00	-
Sarel GmbH	Germany	99.00	99.00
Schneider Electric Beteiligungs GmbH	Germany	100.00	-
Schneider Electric Deutschland GmbH	Germany	100.00	100.00
Schneider Electric GmbH	Germany	100.00	100.00
Schneider Electric Motion GmbH	Germany	100.00	100.00
Schneider Electric Power Drives Gmbh	Germany	100.00	100.00
Stago Deutschland GmbH	Germany	100.00	100.00
Svea Building Control System GmbH & Co. KG	Germany	70.00	70.00
Tac GmbH	Germany	100.00	100.00
SVEA GmbH	Germany	70.00	70.00
Vitrum Beteiligungs GmbH	Germany	100.00	100.00
Vitrum GmbH & Co. KG	Germany	100.00	100.00
Berger Lahr Positec GmbH	Austria	51.00	51.00
DRIVEScom Internet Business Services	Austria	100.00	100.00
Merten GmbH & Co. KG	Austria	100.00	100.00
MGE UPS Systems Vertriebs GmbH	Austria	100.00	95.67
Sarel Vertriebs GmbH	Austria	-	99.00
Schneider Electric Austria GmbH	Austria	100.00	100.00
Schneider Electric Power Drives Gmbh	Austria	100.00	100.00
STI Power Drives GmbH	Austria	60.00	76.00
Cofibel	Belgium	100.00	100.00
Cofimines	Belgium	100.00	100.00
Crouzet SA	Belgium	100.00	100.00
OVA Bargellini International SA	Belgium	100.00	100.00
Sarel Belgique	Belgium	99.00	99.00
Schneider Electric NV/SA	Belgium	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Schneider Electric Services International	Belgium	100.00	100.00
UPS Systems MGE B.V.	Belgium	100.00	95.67
Schneider Electric Bulgaria	Bulgaria	100.00	100.00
Schneider Electric d.o.o	Croatia	100.00	100.00
APC Danemark ApS	Denmark	100.00	-
Elmat ApS	Denmark	100.00	100.00
JO-EL Electric A/S	Denmark	100.00	100.00
Schneider Electric Denmark A/S	Denmark	100.00	100.00
Schneider Nordic Baltic A/S	Denmark	100.00	100.00
Tac A/S	Denmark	100.00	100.00
AEM SA	Spain	100.00	100.00
APC Spain S.L.	Spain	100.00	-
EFI Electronics Europe SL	Spain	100.00	100.00
Himel SA	Spain	100.00	100.00
Mesa SA	Spain	100.00	100.00
MGE UPS Espana SA	Spain	100.00	95.67
Schneider Electric Espana SA	Spain	100.00	100.00
Schneider Electric EESTI AS (ex A/S Lexel Electric)	Estonia	100.00	100.00
Tac Finland Oy	Finland	100.00	100.00
Elari Oy	Finland	100.00	100.00
Elko Suomi Oy	Finland	100.00	100.00
I-Valo Oy	Finland	100.00	100.00
JO-EL Electric Oy	Finland	100.00	100.00
Oy Esmi AB	Finland	100.00	100.00
Oy Lexel Finland AB	Finland	100.00	100.00
Schneider Electric Finland Oy	Finland	100.00	100.00
Strömfors Electric Oy	Finland	100.00	100.00
Alombard	France	100.00	100.00
APC Europe SARL	France	100.00	-
APC France SARL	France	100.00	-
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.00	100.00
Auxibati SCI	France	100.00	100.00
BCV Technologies	France	100.00	100.00
Behar-Sécurité Sarl	France	100.00	100.00
BEI Ideacod SAS	France	-	100.00
BEI Technologies SAS	France	100.00	100.00
Berger Lahr Positec Sarl	France	100.00	100.00
Boissière Finance	France	100.00	100.00
Citect Sarl	France	100.00	100.00
Citef SAS	France	-	100.00
Construction Electrique du Vivarais	France	100.00	95.67
Crouzet Automatismes	France	100.00	100.00
DEXTUS	France	100.00	100.00
DINEL	France	100.00	100.00
Distrelec	France	100.00	100.00
Elau SARL	France	100.00	100.00
Electro Porcelaine	France	100.00	100.00
Elkron France	France	100.00	100.00
Euromatel	France	100.00	100.00
France Transfo	France	100.00	100.00
Infra +	France	-	100.00
Le Moule Métallique	France	100.00	100.00
Machines Assemblage Automatique	France	100.00	100.00
Materlignes	France	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Merlin Gerin Alès	France	100.00	100.00
Merlin Gerin Alpes	France	100.00	100.00
Merlin Gerin Loire	France	100.00	100.00
MGE Finances SAS	France	100.00	95.67
MGE France	France	100.00	-
MGE UPS SYSTEMS	France	-	95.67
Muller & Cie	France	100.00	100.00
Napac	France	-	100.00
Infraplus	France	100.00	-
Newlog SAS	France	100.00	100.00
Normabarre	France	100.00	100.00
Prodipact	France	100.00	100.00
Rectiphase	France	100.00	100.00
SA2E	France	100.00	95.67
SAE Gardy	France	100.00	100.00
SAEI	France	100.00	95.67
Sarel Appareillage Electrique	France	99.00	99.00
Scanelec	France	100.00	100.00
Schneider Automation	France	100.00	100.00
Schneider Electric Foncière	France	100.00	100.00
Schneider Electric France	France	100.00	100.00
Schneider Electric Holding Europe	France	100.00	-
Schneider Electric Holding Amérique du Nord	France	100.00	-
Schneider Electric Industries SAS	France	100.00	100.00
Schneider Electric International	France	100.00	100.00
Schneider Electric SA (Parent company)	France	100.00	100.00
Shneider Electric Telecontrol	France	100.00	100.00
Schneider Toshiba Inverter Europe SAS	France	60.00	60.00
Schneider Toshiba Inverter SAS	France	60.00	60.00
SCI du Pré Blanc	France	100.00	100.00
Senside	France	-	100.00
SEP Le Guavio	France	100.00	100.00
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	100.00	100.00
Société d'Application Electro-Mécanique - SAEM	France	-	100.00
Société Dauphinoise Electrique - SDE	France	100.00	100.00
Société du Rebauchet	France	100.00	95.67
Société Electrique d'Aubenas SA - SEA	France	100.00	100.00
Société Française Gardy SA	France	100.00	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	100.00	100.00
Sogefred	France	-	100.00
Spie-Capag	France	100.00	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.00	100.00
Transfo Services	France	100.00	100.00
Usibati SCI	France	100.00	100.00
Advance Cayson Limited	United Kingdom	100.00	-
Advance Dormant No. 1 Ltd.	United Kingdom	100.00	-
Ajax Electrical Ltd	United Kingdom	100.00	100.00
APC DC Network Solutions UK Limited	United Kingdom	100.00	-
APC Holdings (UK) Limited	United Kingdom	100.00	-
APC Power and Cooling. UK Limited	United Kingdom	100.00	-
APC UK Limited	United Kingdom	100.00	-

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Berger Lahr Positec Ltd	United Kingdom	100.00	100.00
Capacitors Ltd	United Kingdom	100.00	100.00
CBS Group Limited	United Kingdom	100.00	95.67
Citect Ltd	United Kingdom	100.00	100.00
Crouzet Ltd	United Kingdom	100.00	100.00
Crydom SSR Ltd	United Kingdom	100.00	100.00
E-GETIT Limited	United Kingdom	100.00	100.00
Elau Ltd	United Kingdom	100.00	100.00
Electric City Limited	United Kingdom	100.00	100.00
GET Group PLC	United Kingdom	100.00	100.00
GET Pension Scheme Limited	United Kingdom	100.00	100.00
GET PLC	United Kingdom	100.00	100.00
Grawater Ltd	United Kingdom	100.00	100.00
Grawater of Wakefield Ltd	United Kingdom	100.00	100.00
JO EL Electric Ltd	United Kingdom	100.00	100.00
JO JO (UK) Ltd	United Kingdom	100.00	100.00
Lexel Holdings (UK) Limited	United Kingdom	100.00	100.00
MGE UPS Systems Ltd	United Kingdom	100.00	95.67
MITA (NW) Ltd	United Kingdom	100.00	100.00
MITA (UK) Ltd	United Kingdom	100.00	100.00
Nestfarm Limited	United Kingdom	100.00	100.00
Newall Measurement Systems Ltd	United Kingdom	100.00	100.00
Pelco UK Limited	United Kingdom	100.00	-
Sarel Ltd	United Kingdom	100.00	100.00
Satchwell Controls Systems Ltd	United Kingdom	100.00	100.00
Schneider Electric (UK) Ltd	United Kingdom	100.00	100.00
Schneider Electric Ltd	United Kingdom	100.00	100.00
Tac Satchwell Northern Ireland Ltd	United Kingdom	100.00	-
TAC UK Ltd	United Kingdom	100.00	100.00
Thorsman Ltd	United Kingdom	100.00	100.00
Tower Forged Products Ltd	United Kingdom	100.00	100.00
Tower Manufacturing Ltd	United Kingdom	100.00	100.00
Walker Mainstay Ltd	United Kingdom	100.00	100.00
Yorkshire Switchgear Group Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Hellas Abe	Greece	100.00	95.67
Schneider Electric AE	Greece	100.00	100.00
Advance Power Elektronikai KFT	Hungary	100.00	-
BEI Automative Hungary Manufacturing Inc	Hungary	100.00	100.00
Merlin Gerin Zala	Hungary	100.00	100.00
Prodax Elektromos	Hungary	100.00	100.00
Schneider Electric Hungaria Villamassagi RT	Hungary	100.00	100.00
APC (EMEA) Limited	Ireland	100.00	-
APC Distribution Limited	Ireland	100.00	-
APC Dublin Limited	Ireland	100.00	-
Schneider Electric Ireland	Ireland	100.00	100.00
Square D Company Ireland Ltd	Ireland	100.00	100.00
Tac Satchwell Ireland Ltd	Ireland	100.00	-
Thorsman Ireland Ltd	Ireland	-	100.00
Thorsman Sales Ireland Ltd	Ireland	100.00	100.00
APC Italia S.r.l.	Italy	100.00	-
Controlli Srl	Italy	100.00	100.00
Crouzet Componenti Srl	Italy	100.00	100.00
Elau Systems Italia Srl	Italy	100.00	100.00
Et.Ts. Entreprise Technologies Srl	Italy	70.00	-

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
MGE Italia SpA	Italy	100.00	95.67
OVA Bargellini SpA	Italy	100.00	100.00
Pamoco Srl	Italy	100.00	100.00
SAIP & Schyller Srl	Italy	100.00	100.00
Schneider Electric Industrie Italia Spa	Italy	100.00	100.00
Schneider Electric Spa	Italy	100.00	100.00
Schneider Italia Spa	Italy	100.00	100.00
Lexel Fabrika SIA	Latvia	100.00	100.00
Schneider Electric Latvija SIA	Latvia	100.00	100.00
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lituania	100.00	100.00
Comodot	Luxemburg	100.00	-
SGBT European Major Investments SA	Luxemburg	100.00	100.00
Sté industrielle de réassurance (SIRR)	Luxemburg	100.00	100.00
ELKO A/S	Norway	100.00	100.00
ESMI A/S	Norway	100.00	100.00
Lexel Holding Norway AS	Norway	100.00	100.00
Merten Norge AS	Norway	100.00	100.00
MGE UPS Systemer AS	Norway	100.00	95.67
Schneider Electric Norge A/S	Norway	100.00	100.00
TAC Control Systems AS	Norway	100.00	100.00
APC Benelux B.V.	Netherlands	100.00	-
APC Corporation (A.P.C.) B.V.	Netherlands	100.00	-
APC Europe BV	Netherlands	100.00	-
APC Holdings B.V.	Netherlands	100.00	-
APC International Corporation B.V.	Netherlands	100.00	-
Citect BV	Netherlands	100.00	100.00
Crouzet BV	Netherlands	100.00	100.00
Pelco Europe B.V	Netherlands	100.00	-
Polam Holding BV	Netherlands	-	100.00
Pro Face HMI (sous-groupe)	Netherlands	99.79	99.79
Sandas Montage BV	Netherlands	100.00	100.00
Sarel BV	Netherlands	99.00	99.00
Schneider Electric BV	Netherlands	100.00	100.00
Schneider Electric Logistic Centre BV	Netherlands	100.00	100.00
Stago BV	Netherlands	100.00	100.00
Andover Controls Sp Zo.o	Poland	-	100.00
APC Poland Sp. Zoo	Poland	100.00	-
Elda Eltra S.A. (ex Eltra SA)	Poland	100.00	100.00
Merten Polska Sp. z o.o.	Poland	100.00	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	100.00	95.67
Polam Holding Spolka Akcyjna W Likwidacji	Poland	-	100.00
Schneider Electric Industries Polska SP	Poland	100.00	100.00
Schneider Electric Polska SP	Poland	100.00	100.00
TAC Sp zoo	Poland	100.00	100.00
Wibe Polska Sp.Zo.o	Poland	100.00	100.00
APC Portugal, LTDA	Portugal	100.00	-
MGE Portugal Ondulatores	Portugal	100.00	95.67
Schneider Electric Portugal LDA	Portugal	100.00	100.00
Merten Czech s.r.o.	Czech Republic	100.00	100.00
Schneider Electric AS	Czech Republic	98.27	98.27
Schneider Electric CZ sro	Czech Republic	100.00	100.00
Schneider Electric Romania SRL	Romania	100.00	100.00
DIN Elektro Kraft OOO	Russia	100.00	-
OOO Schneider Electric Kaliningrad	Russia	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
MERTEN Russland	Russia	100.00	100.00
OOO "TAC"	Russia	100.00	100.00
Schneider Electric Zavod ElectroMonoblock	Russia	75.00	-
UralElektroKontactor	Russia	100.00	100.00
ZAO Lexel Elektromaterialy (SPB)	Russia	100.00	100.00
ZAO Schneider Electric	Russia	100.00	100.00
Schneider Electric Srbija doo	Serbia	100.00	100.00
Schneider Electric Slovakia Spol SRO	Slovakia	100.00	100.00
Schneider Electric d.o.o Slovenia	Slovenia	100.00	100.00
AB Crahftere 1	Sweden	100.00	100.00
AB Wibe	Sweden	100.00	100.00
APC Sweden AB	Sweden	100.00	-
Crouzet AB	Sweden	-	50.00
Elektriska Aktielbolaget Delta	Sweden	100.00	100.00
ELJO AB	Sweden	100.00	100.00
Elko AB	Sweden	100.00	100.00
ESMI Multi Signal AB	Sweden	100.00	100.00
Informations System AB	Sweden	100.00	-
JO - EL ELECTRIC AB	Sweden	100.00	100.00
Lexel AB	Sweden	100.00	100.00
Lexel Electric AB	Sweden	100.00	100.00
Merten Svenska AB	Sweden	100.00	100.00
ProAxess AB	Sweden	100.00	-
Schneider Electric Powerline Communications AB	Sweden	100.00	100.00
Schneider Electric Sverige AB	Sweden	100.00	100.00
T.A.C. AB	Sweden	100.00	100.00
T.A.C. Holding AB	Sweden	100.00	100.00
TAC Svenska AB	Sweden	100.00	100.00
Thorsman & Co AB	Sweden	100.00	100.00
Berger Lahr Positec AG	Switzerland	100.00	100.00
Crouzet AG	Switzerland	100.00	100.00
Feller AG	Switzerland	83.7	83.7
Gutor Electronic GmbH	Switzerland	100.00	-
MGE UPS Systems AG	Switzerland	100.00	95.67
Paramer	Switzerland	-	100.00
Sarel AG	Switzerland	98.21	98.2
Schneider Electric Finances	Switzerland	100.00	100.00
Schneider Electric Suisse AG	Switzerland	100.00	100.00
Selectron Systems AG	Switzerland	100.00	100.00
Schneider Electric Ukraine	Ukraine	100.00	100.00
Smart Electric	Ukraine	100.00	100.00

Accounted for by the equity method

Delta Dore Finance SA (sous-groupe)	France	20.00	20.00
Möre Electric Group A/S	Norway	34.00	34.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
North America			
Fully consolidated			
Cofimines Overseas Corporation	Canada	100.00	100.00
Inde Electronics Inc.	Canada	99.79	99.79
Juno Lighting Ltd	Canada	100.00	100.00
Power Measurement Ltd	Canada	100.00	100.00
Schneider Canada Inc.	Canada	100.00	100.00
APC Mexico. S.A. de C.V.	Mexico	100.00	-
Automatismo Crouzet De Mexico, SA de CV	Mexico	99.99	100.00
Crouzet Mexique	Mexico	-	100.00
Custom Sensors & Technologies Mexico S.A de C.V	Mexico	100.00	100.00
Industrias Electronicas Pacifico SA de CV	Mexico	100.00	100.00
MGE Systems Mexico SA de CV	Mexico	100.00	95.67
Schneider Electric Mexico SA de CV	Mexico	100.00	100.00
Square D Company Mexico SA de CV	Mexico	100.00	100.00
APC Uruguay S.A.	Uruguay	100.00	-
A.B.L. Electronics Corporation	USA	100.00	-
Abacus	USA	100.00	100.00
APC America Inc.	USA	100.00	-
APC Corporation	USA	100.00	-
APC DC Network Solutions Inc.	USA	100.00	-
APC Holdings Inc.	USA	100.00	-
APC Sales & Service Corp.	USA	100.00	-
BEI Export Sales Co. Inc	USA	100.00	100.00
BEI International Inc	USA	100.00	100.00
BEI Precisions Systems & Space Co. Inc	USA	100.00	100.00
BEI Properties	USA	100.00	100.00
BEI Sensors & Systems Company. Inc.	USA	100.00	100.00
BEI Tactical Defense Systems Inc	USA	100.00	100.00
BEI Technologies Inc.	USA	100.00	100.00
Berger Lahr Motion Technology Inc.	USA	100.00	100.00
Crydom. Inc	USA	100.00	100.00
EFI Electronics Inc	USA	100.00	100.00
Elau Inc.	USA	100.00	100.00
Hyde Park Electronics LLC	USA	100.00	100.00
Indy Lighting Inc.	USA	100.00	100.00
Invensys Building System Inc	USA	100.00	100.00
Juno Lighting Inc.	USA	100.00	100.00
Juno Manufacturing Inc.	USA	100.00	100.00
Kavlico Corp	USA	100.00	100.00
MGE UPS Systems Inc	USA	100.00	95.67
Neovasys Inc	USA	100.00	100.00
Netbotz.Inc	USA	100.00	-
Newall Electronics Inc	USA	100.00	100.00
OpticNet Inc	USA	100.00	100.00
Palatine Hills Leasing Inc.	USA	80.00	80.00
Pelco, Inc	USA	100.00	-
Power Measurement EI Inc.	USA	-	100.00
Power Measurement Inc.	USA	100.00	100.00
Power Measurement USA Inc.	USA	100.00	100.00
Powerbox Solutions LLC	USA	100.00	100.00
Pro Face America Inc.	USA	99.79	99.79
Pulsotronic USA Corp.	USA	-	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Schneider Automation Inc.	USA	100.00	100.00
Schneider Electric Relays LLC	USA	100.00	100.00
Schneider Investment Holding Inc.	USA	100.00	100.00
Sitek Inc	USA	100.00	100.00
SNA Holdings Inc.	USA	100.00	100.00
Square D Company	USA	100.00	100.00
Square D Holdings One. Inc.	USA	100.00	100.00
Square D Investment Company	USA	100.00	100.00
Square D Receivables. LLC	USA	100.00	100.00
ST Inverter Americas Inc	USA	60.00	60.00
Systems Enhancement Corporation	USA	100.00	-
TAC Americas Inc.	USA	100.00	100.00
TAC Inc	USA	-	100.00
Tac Integral Technologies inc.	USA	-	100.00
Veris Industries LLC	USA	100.00	100.00
Asia-Pacific			
Fully consolidated			
APC Australia Pty Limited	Australia	100.00	-
Australian Electrical Supplies Pty Ltd	Australia	100.00	100.00
Blue Point Products Pty Ltd	Australia	100.00	100.00
Citect Corporation Ltd	Australia	100.00	100.00
Citect Pty Ltd	Australia	100.00	100.00
Clipsal Australia Holdings Pty Ltd	Australia	100.00	100.00
Clipsal Australia Pty Ltd	Australia	100.00	100.00
Clipsal Controlgear Pty Ltd	Australia	100.00	100.00
Clipsal Extrusions Pty Ltd	Australia	100.00	100.00
Clipsal Integrated Systems Pty Ltd	Australia	100.00	100.00
Clipsal Pacific Holdings Pty Ltd	Australia	100.00	100.00
Clipsal Technologies Australia Pty Ltd	Australia	100.00	100.00
Efficient Energy Systems Pty Ltd	Australia	100.00	100.00
Invensys Building Systems Pty Ltd	Australia	100.00	100.00
MGE UPS Systems Australia Pty Ltd	Australia	100.00	95.67
Moduline Holdings	Australia	100.00	100.00
Moduline Pty Ltd	Australia	100.00	100.00
Nu-Lec Industries Pty Ltd	Australia	100.00	100.00
Parkside Laboratories Australia Pty Ltd	Australia	100.00	100.00
PDL Holdings Australia Pty Ltd	Australia	100.00	100.00
PDL Industries Australia Pty Ltd	Australia	100.00	100.00
Pelco Australia Pty. Limited	Australia	100.00	-
Power Measurement Ltd	Australia	100.00	100.00
Proface Australia Pty Ltd	Australia	100.00	100.00
Schneider Electric (Australia) Pty Ltd	Australia	100.00	100.00
Schneider Electric Australia Holdings Pty Ltd	Australia	100.00	100.00
TAC Pacific Pty Ltd	Australia	100.00	100.00
Tarway Pty Ltd	Australia	100.00	100.00
Team Security Solutions Pty Ltd	Australia	100.00	100.00
Techrack Pty Ltd	Australia	100.00	100.00
Three Products Pty Ltd	Australia	100.00	100.00
Two Plastics Pty Ltd	Australia	100.00	100.00
APC (Suzhou) Uninterrupted Power Supply Co.. Ltd.	China	100.00	-
APC (Xiamen) Power Infrastructure Co.. Ltd.	China	100.00	-
APC International Trade (Shanghai) Co. Ltd.	China	100.00	-

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	57.4	57.4
Citect Controls Systems (Shanghai) Ltd	China	100.00	100.00
Clipsal China Company Limited	China	100.00	100.00
Custom Sensors & Technologies Asia (Shangai) Ltd	China	100.00	100.00
East Electric System Technology Co. Ltd	China	57.4	57.4
Foshan Gaoming Invensys Company Ltd	China	100.00	100.00
Foshan Wilco Electrical Trading Co Ltd	China	100.00	100.00
Invensys Building Systems (Shanghai) Limited	China	100.00	100.00
MERTEN Shanghai Electric Technology Co. Ltd	China	100.00	100.00
MGE China Ltd	China	76.54	76.54
Proface China International Trading (Shanghaï) Co. Ltd	China	99.79	99.79
Schneider (Beijing) Low Voltage Co.Ltd	China	95.00	95.00
Schneider (Shaanxi) Baoguang Electrical Apparatus Co. Ltd	China	70.00	70.00
Schneider (Shanghaï) Supply Co. Ltd	China	100.00	100.00
Schneider (Suzhou) Drives Company Ltd	China	90.00	90.00
Schneider (Suzhou) Transformers Co. Ltd	China	100.00	100.00
Schneider Beijing Medium Voltage Co. Ltd	China	95.00	95.00
Schneider Busway (Guangzhou) Ltd	China	95.00	95.00
Schneider Electric (China) Investment Co. Ltd	China	100.00	100.00
Schneider Electric International Trading (Shanghai) Co.. Ltd.	China	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Co. Ltd	China	75.00	75.00
Schneider Electric Supply Beijing Co Ltd	China	100.00	100.00
Schneider Electrical Devices (Dong Guan) Co.Ltd	China	100.00	100.00
Schneider Fuji Breakers (Dalian) Co. Ltd	China	60.00	60.00
Schneider Shanghaï Apparatus Parts Manufacturing Co. Ltd	China	100.00	100.00
Schneider Shanghaï Industrial Control Co. Ltd	China	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	75.00	75.00
Schneider Shanghaï Power Distribution Electric Apparatus Co. Ltd	China	80.00	80.00
Schneider Suzhou Enclosure Systems Co Ltd	China	100.00	100.00
Schneider Wingoal (Tianjin) Electric Equipment Co.	China	100.00	100.00
Shangai Manufacturing	China	100.00	95.67
Silcon (qingdao) Power Electronics Co. Ltd.	China	100.00	-
Tianjin Merlin Gerin Co. Ltd	China	75.00	75.00
UPE Electronics (Shenzhen) Co. Ltd	China	-	47.84
Wuxi Proface Electronic Co.Ltd	China	99.79	99.79
APC Korea Corporation	South Korea	100.00	-
Clipsal Korea Co. Ltd	South Korea	100.00	100.00
MGE UPS Systems Korea Co. Ltd	South Korea	100.00	95.67
Pro Face Korea Co. Ltd	South Korea	99.79	99.79
Samwha EOCR Co. Ltd	South Korea	100.00	100.00
Schneider Electric Korea Ltd	South Korea	100.00	100.00
APC Hong Kong Limited	Hong Kong	100.00	-
Bowden Extrusion HK	Hong Kong	100.00	100.00
CIS Hong-Kong	Hong Kong	100.00	100.00
Clipsal - Vtec (BBC)	Hong Kong	100.00	100.00
Clipsal Asia Holdings Limited	Hong Kong	100.00	100.00
Clipsal Asia Limited	Hong Kong	100.00	100.00
Clipsal Datacom HK Limited	Hong Kong	100.00	100.00
Clipsal Electrical Limited	Hong Kong	100.00	100.00
Clipsal Hong Kong Limited	Hong Kong	100.00	100.00
Clipsal Industries HK Ltd	Hong Kong	100.00	100.00
Crouzet Asia Limited	Hong Kong	100.00	100.00
CVH Industries Ltd	Hong Kong	100.00	100.00
Full Excel (Hong Kong) Ltd	Hong Kong	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
GET Asia Limited	Hong Kong	100.00	100.00
GET Santai Limited	Hong Kong	100.00	100.00
GP Electrical HK Limited	Hong Kong	100.00	100.00
Invensys Building System Hong Kong Ltd	Hong Kong	100.00	100.00
Jansweet Ltd	Hong Kong	100.00	100.00
Linkpoint Investments Ltd	Hong Kong	100.00	100.00
MGE China / Hong Kong Ltd	Hong Kong	76.54	76.54
Schneider Busway Limited	Hong Kong	100.00	100.00
Schneider Electric (Hong Kong) Ltd	Hong Kong	100.00	100.00
Schneider Electric Asia Pacific Limited	Hong Kong	100.00	100.00
TAC Pacific (Hong Kong) Ltd	Hong Kong	100.00	100.00
APC India Private Limited	India	100.00	-
MGE UPS SYSTEMS INDIA PVT. LTD	India	100.00	95.67
MGE Indonésie	Indonesia	100.00	95.67
P.T Mega Gelar Elektronil Ometraco	Indonesia	100.00	95.67
PT Bowden Industries Indonesia	Indonesia	100.00	100.00
PT Merten Intec Indonesia	Indonesia	100.00	100.00
PT Schneider Electric Indonesia	Indonesia	100.00	100.00
Pt Schneider Electric Manufacturing Batam	Indonesia	100.00	100.00
APC Japan. Inc.	Japan	100.00	-
Digital Electronics Corporation	Japan	99.79	99.79
Schneider Electric Japan Holdings Ltd	Japan	100.00	100.00
Schneider Electric Japan Ltd	Japan	100.00	100.00
Toshiba Schneider Inverter Corp.	Japan	60.00	60.00
Clipsal (Malaysia) Sdn Bhd	Malaysia	100.00	100.00
Clipsal Asia	Malaysia	100.00	100.00
Clipsal Datacomms (M) Sdn Bhd	Malaysia	100.00	100.00
Clipsal Integrated Systems (M) Sdn Bhd	Malaysia	100.00	100.00
Clipsal Manufacturing (M) Sdn Bhd	Malaysia	100.00	100.00
Gutor Electronic Asia Pacific Sdn Bhd	Malaysia	100.00	-
Huge Eastern Sdn Bhd	Malaysia	100.00	100.00
KSLA Energy & Power Solutions (M) Sdn Bhd	Malaysia	60.00	60.00
MGE UPS Systems Malaysia SDN BHD	Malaysia	100.00	95.67
PDL Electric (M) Sdn Bhd	Malaysia	100.00	100.00
PDL Electronics (Malaysia) Sdn Bhd	Malaysia	100.00	100.00
PDL Industries (Asia) Sdn Bhd	Malaysia	100.00	100.00
PDL Swithgear (Asia) Sdn Bhd	Malaysia	100.00	100.00
Schneider Electric Industries (M) Sdn Bhd	Malaysia	100.00	100.00
Schneider Electric (Malaysia) Sdn Bhd	Malaysia	30.00	30.00
CER Technologies Pty Ltd	New-Zealand	100.00	100.00
Citect Pty Ltd	New-Zealand	100.00	100.00
Clipsal Industries (NZ) Ltd	New-Zealand	100.00	100.00
PDL Electronics Ltd	New-Zealand	-	60.00
Schneider Electric New Zealand Holdings Ltd	New-Zealand	100.00	100.00
Clipsal Philippines	Philippines	100.00	100.00
MGE UPS Philippines Inc.	Philippines	100.00	95.67
Schneider Electric (Philippines) Inc.	Philippines	100.00	100.00
APC Singapore Pte Ltd	Singapore	100.00	-
Citect Pte	Singapore	100.00	100.00
Clipsal Datacomms (S) PTE Ltd	Singapore	100.00	100.00
Clipsal Integrated Systems Pte Ltd	Singapore	100.00	100.00
Clipsal International PTE Ltd	Singapore	100.00	100.00
Clipsal Singapore Technology Pte Ltd	Singapore	100.00	100.00
GP Electrical Singapour	Singapore	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Invensys Building Systems Pte Ltd	Singapore	100.00	100.00
KSLA Energy & Power Solution Pte Ltd	Singapore	60.00	60.00
Merten Asia Pte Ltd	Singapore	100.00	100.00
MGE Asia Pte Ltd	Singapore	100.00	95.67
MGE Logistics South East Asia pacific Pte Ltd	Singapore	100.00	95.67
PDL Electric (S) Pte Ltd	Singapore	100.00	100.00
Pelco Asia Pacific PTE Ltd	Singapore	100.00	-
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric Logistics Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.00	100.00
Schneider Electric Export Services	Singapore	100.00	100.00
TAC Control Asia Pte Ltd	Singapore	100.00	100.00
TAC Controls Pte Ltd	Singapore	100.00	100.00
Schneider Electric Lanka (Private) Limited	Sri Lanka	100.00	100.00
Clipsal (Taiwan) Co., Ltd	Taiwan	100.00	100.00
GP Electrical (Taiwan) Limited	Taiwan	100.00	100.00
Pro Face Taïwan Co. Ltd	Taiwan	99.79	99.79
Schneider Electric Taïwan Co Ltd	Taiwan	100.00	100.00
Clipsal (Thailand) Co. Ltd	Thailand	100.00	100.00
MGE UPS Systems S.A. (Thailand) Co. Ltd	Thailand	100.00	95.67
Pro Face South East Asia Pacific Co. Ltd	Thailand	99.79	99.79
Schneider (Thaïland) Ltd	Thailand	100.00	100.00
Schneider Electric Thaïland Co. Ltd	Thailand	100.00	100.00
Square D Company (Thaïland) Ltd	Thailand	100.00	100.00
Clipsal Vietnam Co. Ltd	Vietnam	100.00	100.00
Schneider Electric Vietnam Co. Ltd	Vietnam	100.00	100.00
Accounted for by the equity method			
Delixi Electric Ltd	China	50.00	-
Schneider Electric Engineering Ltd	Japan	40.00	40.00
Rest of the World			
Fully consolidated			
Alight Investment Holding Pty Ltd	South Africa	100.00	100.00
Citect (PTY) Ltd	South Africa	100.00	100.00
Clipsal Industries Pty Ltd	South Africa	100.00	100.00
Clipsal Manufacturing (Pty) Ltd	South Africa	100.00	100.00
Clipsal South Africa (Pty) Ltd	South Africa	100.00	100.00
Clispal Electronics Systems (Pty) Ltd	South Africa	100.00	100.00
Hoist-Tec (Pty) Ltd	South Africa	100.00	100.00
Merlin Gerin SA (Pty) Ltd	South Africa	79.6	79.6
MGE UPS Systems (SA) Pty Ltd	South Africa	100.00	95.67
Nu-Lec Africa (Pty) Ltd	South Africa	49.00	49.00
Pelco Video Security South Africa Ltd	South Africa	100.00	-
Schneider Electric South Africa Pty Ltd	South Africa	100.00	100.00
Valortrade 27 (Pty) Ltd	South Africa	100.00	-
Schneider Electric Algeria	Algeria	100.00	100.00
EPS Ltd	Saudi Arabia	51.00	51.00
MGE UPS Systems Argentina S.A	Argentina	100.00	95.67
Schneider Electric Argentina	Argentina	100.00	100.00

		% interest Dec. 31, 2007	% interest Dec. 31, 2006
Clipsal Middle East	Bahrain	100.00	100.00
Palatine Ridge Insurance Company Ltd	Bermuda	100.00	100.00
Standard Holdings Ltd	Bermuda	100.00	100.00
APC Brasil Ltda.	Brazil	100.00	-
Atos Automacao Industrial Ltda	Brazil	100.00	-
CDI Power - Sistemas De Automacao Ltda	Brazil	100.00	100.00
Crouzet Do Brazil	Brazil	100.00	100.00
MGE UPS Systems Do Brasil Ltda	Brazil	100.00	95.67
Schneider Electric Brasil LTDA	Brazil	100.00	100.00
Schneider Electric Chile SA	Chile	99.96	99.96
Schneider de Colombia SA	Colombia	79.98	79.98
Schneider Centroamerica SA	Costa Rica	100.00	100.00
Schneider Electric Distribution Company	Egypt	87.35	87.35
Schneider Electric Egypt SA	Egypt	90.99	90.99
Clipsal Middle East Co WLL	United Arab Emir	100.00	100.00
Clipsal Middle East FZCO	United Arab Emir	100.00	100.00
Schneider Electric FZE	United Arab Emir	100.00	100.00
Square D Foreign Sales Corporation	Virgin Islands	92.31	92.31
LK India Private Ltd	India	100.00	100.00
Schneider Electric India Private Ltd	India	100.00	100.00
Schneider Electric Industries Iran	Iran	89.00	67.00
Telemecanique Iran	Iran	100.00	100.00
Schneider Electric LLP	Kazakhstan	100.00	100.00
Schneider Electric East Mediterranean SAL	Lebanon	96.00	96.00
Crouzet SA	Morocco	100.00	100.00
MGE UPS Maroc SA	Morocco	100.00	95.67
Schneider Electric Maroc	Morocco	100.00	100.00
Schneider Electric Nigeria	Nigeria	100.00	100.00
Schneider Electric Peru SA	Peru	100.00	100.00
Metesan Elektric Malzemeleri Ticaret Ve Pazarlama A.S	Turkey	100.00	-
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS	Turkey	100.00	100.00
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	100.00	95.67
Schneider Elektrik Sanayi Ve Ticaret A.S.	Turkey	100.00	100.00
Schneider Electric Venezuela SA	Venezuela	91.88	91.88

Consolidated financial statements

Business and Statement of Income highlights

Changes in the scope of consolidation

The Group made several acquisitions in 2007 that enhanced its position in Critical Power & Cooling and Building Automation.
The dates given below correspond to the dates on which the Group gained control of the acquired companies.

On February 14, 2007, the Group finalized the acquisition of American Power Conversion (APC), the world leader in Critical Power & Cooling. By combining APC with its subsidiary MGE-UPS, Schneider Electric has become the global benchmark in this area.
On May 25, 2007 the Group signed an agreement to acquire Ritto GmbH & Co KG, a German firm that designs, manufactures and markets door stations and intercom systems for the residential and small tertiary buildings market.
On July 31, 2007, the Group acquired automation company Atos Automação Industrial Ltda. in Brazil, as well as two distributors of TAC building automation products — Grant in Ireland and Yamas in the United States.
On October 17, 2007, Schneider Electric finalized the acquisition of Pelco, a worldwide leader in the design, development and manufacture of video security systems.

These companies have been fully consolidated from their respective acquisition dates.

The following companies acquired in 2006 and consolidated on a full-year basis in 2007 had an impact on the scope of consolidation in relation to 2006:

- Silicon Power Corporation (Crydom), consolidated as from February 15, 2006
- AEM SA, consolidated as from March 1, 2006
- Citect, consolidated as from April 1, 2006
- Electrical South, consolidated as from April 1, 2006
- OVA, consolidated as from May 1, 2006
- Merten, consolidated as from June 1, 2006
- SSBEA and Moduline, consolidated as from July 1, 2006
- IBS, consolidated as from August 1, 2006
- Applied Controls Tech, consolidated as from August 11, 2006
- Napac, consolidated as from September 4, 2006
- Va Tech Elin, consolidated as from September 26, 2006
- Joint venture MGE China, consolidated as from October 1, 2006
- GET, consolidated as from December 1, 2006.

On October 31, 2007, following a decision by the European Union's anti-trust authorities, the Group finalized the sale of MGE UPS's small systems business (less than 10 kVA) to Eaton Corp.

Together, these changes in scope of consolidation added €2,154 million, or 15.7%, to revenue and €289 million, or 14.3%, to EBITA[1] for the year.

The average EBITA of newly consolidated units stood at 13.4%.

---

[1] The Group measures operating performance on the basis of EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles).

Other changes in the scope of consolidation

On October 31, 2007, Schneider Electric announced that it had signed an agreement to create a joint venture with Chinese partner Delixi Group called Delixi Electric. The 50-50 joint venture manufactures, markets and distributes low-voltage products in China via a dedicated network. It has been accounted for by the equity method as from November 1, 2007.

Exchange rate fluctuations

Fluctuations in the euro exchange rate had a significant impact in 2007, reducing consolidated revenue by €421 million and EBITA by €63 million (conversion effect only).

Revenue

Consolidated revenue totaled €17,309 million for the year ended December 31, 2007, up 26.1% on a current structure and currency basis from the year before.
The Group achieved record organic growth of 13.9% for full-year 2007. Acquisitions accounted for 15.7% of growth, while the currency effect had a negative impact of 3.5%.

Breakdown by region

Revenue from Europe increased 22.5% to €7,846 million on a reported basis. On a constant structure and currency basis, the increase came to 12.0%.
This excellent performance reflects the development of new activities focused on services and energy efficiency. Demand was most vibrant in the Energy & Infrastructure and non-residential buildings markets, lifting sales in Eastern Europe by nearly 30%. In Western Europe, the Group continued to perform strongly despite weaker conditions in the residential markets in the second half of the year.

In North America, revenue increased 29.0% on a current basis to €4,770 million, with organic growth of 13.1%. This increase confirmed the North American operations' ability to amply offset lower demand in the residential market. Business was buoyed by the Group's repositioning in such attractive market segments as data centers, water treatment, hospitals and power supply and by high demand for energy efficiency solutions.

Revenue from the Asia-Pacific division totaled €3,233 million, up 28 6.% on a current basis and 16.0% on a constant basis. Top performers were China (up 22%), Southeast Asia and India. Across the region, the very favorable economic environment has generated a high level of investment in infrastructure and construction.

Revenue from the Rest of the World rose 30.8% on a current basis, to €1,460 million, and 23.3% on a constant structure and currency basis. The markets for Schneider Electric's solutions in Electrical Distribution, Automation & Control and Critical Power & Cooling were very firm across the Middle East, Africa and South America due to the substantial revenues from natural resources in these regions.

Breakdown by business

Electrical Distribution generated revenue of €9,869 million, or 57.0% of the consolidated total. This represents an increase of 14.7% on a current basis and 15.7% like-for-like.
Automation & Control revenue rose 10.8% on a reported basis to €4,937 million. Like-for-like growth came to 9.4%.
Revenue from Critical Power & Cooling came to €2,503 million in 2007 versus €668 million in 2006, due to the consolidation of APC on February 14, 2007 accounting for €1,737 million of the increase.

EBITA and operating profit

EBITA (Earnings Before Interest, Taxes and Amortization of purchase accounting intangibles) rose a reported 26.9% to €2,562 million from €2,019 million in 2006. On a constant structure and currency basis, the increase came 16.1%. Reported EBITA margin widened 0.1 point over the year to 14.8% from 14.7%. Restating the 2006 data for the acquisition of APC, the EBITA margin rose by 1.2 points, to 14.8% from 13.6%.

In 2007, operating profit (EBIT) included a €79 million charge for amortization of intangible assets recognized as part of a business combination, compared with €18 million in the year-earlier period.

In the Group's historic businesses (excluding Critical Power & Cooling), the €199 million increase in raw material costs over the year was amply offset by higher selling prices (impact of €307 million) and productivity gains in manufacturing operations (impact of €295 million). The product mix had a negative impact of €191 million, reflecting the growth of services, projects and solutions businesses.

Operating profit included €142 million in non-recurring expenses related to asset impairment (€40 million) and restructuring programs (€98 million). At December 31, 2006, non-recurring impairment and restructuring expenses totaled €116 million.

Non-recurring expenses primarily stemmed from continued industrial reorganization in Europe, for €40 million, reorganization of the Critical Power & Cooling business in Europe and the United States, for €22 million, and reorganization of the Building Automation business in the United States, for €10 million.

Other operating income and expenses also included a capital gain on the divestment of MGE UPS's small systems business, in an amount of €60 million, and a provision of €72 million to cover difficulties and delays in deploying IT systems.

During the year, the Group recorded total gross gains of €38 million on the disposal of property assets, notably in the Paris area.

At December 31, 2007, capitalization of development costs had a positive net impact on operating profit of €87 million, down slightly from €98 million in 2006.

EBITA margin by region

To enhance the quality of segment information by region, General Management expenses that cannot be allocated to a particular segment are presented under "Holding Company". The data below concerns the ratio of EBITA to revenue.

In Europe, the EBITA margin narrowed by 0.6 point to 17.2%. On a proforma basis, i.e., including APC as from February 2006, EBITA margin increased by 0.4 point.

North America reported an EBITA margin of 16.5% at year-end, up 1.3 points from December 31, 2006. With APC as from February 2006, the margin showed a proforma increase of 3.0 points.

EBITA margin in the Asia-Pacific region declined by 0.4 point to end the year at 13.6%. The proforma margin with APC in 2006 increased by 0.7 point.

EBITA margin in the Rest of the World came to 15.9% compared to 17.0% in 2006. Including APC as from February 2006, the margin widened by 0.4 point.

EBITA margin by business

EBITA margin in the Electrical Distribution business rose by 0.8 point to 18.1%.

The Automation & Controls business achieved an EBITA margin of 14.2%, down 0.5 point from 2006.

In Critical Power & Cooling, the EBITA margin narrowed by 1.2 points to 12.7%. The margin was heavily impacted by the consolidation of APC in February 2007.

Finance costs and other financial income and expense, net

Finance costs and other financial income and expense, net totaled a negative €266 million compared with a negative €121 million in 2006.

Net finance costs amounted to €247 million, up from €104 million in 2006. This reflects the increase in average net debt to €3,370 million in 2007 from €1,700 million the year before.
Exchange rate fluctuations, including the impact of currency hedging positions, added €20 million to financial expense compared with €15 million in 2006.
Changes in the fair value of financial instruments did not have an impact on this item in 2007.

Income tax

The effective tax rate stood at 27.1% compared with 28.5% at December 31, 2006.

Share of profit/(losses) of associates

The Group's share of profits of associates came to €4 million at December 31, 2007 versus €2 million at December 31, 2006.

Minority interests

Minority interests totaled €38 million in 2007. Minority interests mainly correspond to the share of profit attributable to minority shareholders of Feller AG, STIE, Clipsal Asia and a number of Chinese companies.

Profit attributable to equity holders of the parent

Profit attributable to equity holders of the parent grew 20.9% to €1,583 million.

Earnings per share

The 13.9% increase to €6.78 from €5.95 reflects growth in profit for the period, partially offset by dilution from the March 2007 capital increase.

Balance sheet and cash flow statement items

Total assets stood at €23,268 million at December 31, 2007, up 22.7% from the previous year-end. Non current assets amounted to €15,018 million and represented 64.5% of total assets—a 44.3% increase that stemmed primarily from the year's acquisitions.

Goodwill

Goodwill rose by €1,955 million over the year to €8,141 million, or 35.0% of total assets.
Acquisitions in 2007 added €2,885 million, while the divestment of MGE's small systems business reduced goodwill by €221 million.
The currency effect also reduced total goodwill, by €660 million.
Impairment tests conducted at the end of the year did not reveal any material losses.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets came to €5,571 million, or 23.9% of total assets, up 79.2% from the year before.

➢ **Intangible assets**

Trademarks rose by €1,487 million over the year to €2,247 million. Acquisitions added €1,776 million (of which €1,400 million for the APC trademark and €358 million for the Pelco trademark), while the divestment of part of MGE UPS's business reduced the total by €100 million. The currency effect had a negative impact of €189 million.
Gross capitalized development costs totaled €429 million (€340 million net), reflecting the capitalization of costs related to current projects in an amount of €129 million. Other intangible assets, net, consisting primarily of customer lists recognized on acquisition, software and patents, rose by €625 million over the year. The increase is attributable to the recognition of customer lists and patents in connection with the acquisition of APC (€550 million) and Pelco (€219 million) and capitalization of SAP system development costs (€25 million net of impairment).

➢ **Property, plant and equipment**

Property, plant and equipment came to €1,856 million versus €1,615 million the year before. Acquisitions added €264 million, while the currency effect had a negative impact of €72 million. Net investments totaled €324 million.

Investments in associates

Investments in associates rose by €162 million to €172 million. This includes €121 million in provisional goodwill following the acquisition of a 50% interest in Delixi Electric on October 31, 2007.

Non-current financial assets

Non-current financial assets, primarily equity instruments quoted in an active market and loans and receivables related to investments, totaled €447 million, on a par with €430 million in December 31, 2006.

Cash and net debt

Net cash provided by operating activities before changes in operating assets and liabilities rose 15.1% to €2,211 million, representing 12.8% of revenue.
Changes in operating working capital represented a negative €121 million, reflecting strong business growth over the year partially offset by reduced inventories. Working capital to revenue declined by 0.4 point to 16.3% from 16.7% in 2006.
Net cash provided by operating activities totaled €2,090 million, up 31.6% from €1,588 million in 2006.
Capital expenditure, which includes capitalized development projects, represented a cash out of €560 million, or 3.2% of revenue, compared with €481 million in 2006.

Acquisitions used a total of €5,291 million, net of the cash acquired.
Cash proceeds from the sale of treasury stock on exercise of stock options amounted to €15 million (versus a net cash out for the repurchase of Company shares in an amount of €53 million in 2006). Dividends paid totaled €700 million, of which €29 million to minority interests.

At December 31, 2007, net debt totaled €4,936 million or 48.5% of equity attributable to equity holders of the parent. This represents an increase of €3,101 million from the year before.

The Group ended the period with cash of €1,269 million, of which €686 million in cash, €511 million in marketable securities, and €72 million in short-term instruments such as commercial paper, monetary mutual funds and equivalents.
Total current and non-current financial liabilities amounted to €6,204 million. Of this, bonds represented €3,946 million and acquisition debt €17 million (net of the amount held in escrow for Clipsal's acquisition). Two new bond issues, in an aggregate amount of €710 million, were made in 2007 and €450 million worth of bonds were redeemed. Current financial liabilities totaled €2,401 million at December 31, 2007 and primarily included bridge loans, bank overdrafts, accrued interest and the current portion of bonds (€750 million).

Equity

Equity attributable to equity holders of the parent came to €10,185 million, or 43.8% of the balance sheet total. The €1,468 million increase over the year is the net result of the following:

- Payment of the 2006 dividend, in an amount of €670 million
- Profit for the year of €1,583 million
- Capital increases in March and July 2007, in an amount of €1,178 million
- Shares issued on the exercise of stock options, for €96 million
- Changes in treasury stock, which increased equity by €24 million
- The impact of currency fluctuations, which reduced the translation reserve by €811 million
- Fair value adjustments to hedging instruments and available-for-sale financial assets, which reduced equity by €61 million
- Changes in actuarial gains and losses stemming from the measurement of employee benefits, which increased equity by €74 million.

Minority interests rose by €28 million to €129 million, reflecting the €38 million profit for the period, partially offset by dividend payments of €29 million.

Provisions

Current and non current provisions totaled €1,706 million, or 7.3% of the balance sheet total. Of this, €446 million covered items that are expected to be paid out in less than one year.

This item primarily comprises provisions for pensions and other post-employment benefits (medical care) in an amount of €996 million. The decrease over the period corresponds to translation adjustments (€47 million) and to the change in actuarial assumptions, recognized net of tax in equity, for a negative €114 million. Changes in the scope of consolidation represented an increase of €13 million.
Other provisions totaled €710 million at December 31, 2007. These provisions cover product risks (warranties, disputes over identified defective products), for €165 million, economic risks (tax risks, financial risks generally corresponding to seller's guarantees), for €309 million, customer risks (customer disputes and losses on long-term contracts), for €53 million, and restructuring, for €56 million.
The Group also set aside €72 million in provisions to cover its IT contracts.
The year's acquisitions added €68 million to provisions in the balance sheet, while translation adjustments reduced provisions by €20 million.

Other non-current liabilities

Other non-current liabilities totaled €77 million. This primarily included acquisition debt of €15 million for the 50% interest in Delixi Electric and the amount of the acquisition price withheld for Clipsal (€54 million). This amount is being held in escrow and is recorded under "Other non-current financial assets".

Deferred taxes

Deferred tax assets came to €688 million, reflecting unused tax losses, in an amount of €226 million, and future tax savings on provisions for pensions, in an amount of €303 million.
Deferred tax liabilities totaled €910 million and primarily comprised deferred taxes recognized on trademarks, customer lists and patents purchased during acquisitions.
The €589 million change over the year stems primarily from the recognition of deferred tax liabilities on intangible assets recognized in connection with the APC business combination, in an amount of €690 million, and the use of €103 million in tax loss carryforwards.

Parent company financial statements

Schneider Electric SA posted total portfolio revenues of €21 million in 2007 compared with €577 million the previous year. Interest income amounted to €403 million versus €255 million the year before. Profit before tax came to €134 million versus €663 million in 2006.
Net profit stood at €227 million versus €888 million in 2006.

Equity before appropriation of net profit amounted to €8,120 million at December 31, 2007 versus €7,299 million at the previous year-end, after taking into account 2007 profit, dividend payments of €683 million, and share issues in an amount of €1,274 million.

Subsidiaries

Schneider Electric Industries SAS

Revenue totaled €3.3 billion versus €3.0 billion in 2006.
Operating profit decreased to €86.7 million from €216.5 million in 2006.
Net profit came to €443 million compared with €863 million in 2006.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.
Profit before tax came to €5.4 million compared with €4.8 million in 2006.
Cofibel posted an after-tax loss of €2.5 million, compared with an after-tax profit of €4.7 million in 2006.

Cofimines

Profit before tax came to €2.0 million compared with €1.7 million in 2006.
After taking into account corporate income tax, net profit stood at €1.8 million versus €1.6 million in 2006.

Compensation and benefits paid to corporate officers

Details on compensation and benefits paid to corporate officers are provided in paragraph 9 of Chapter 2. on Corporate Governance.

OUTLOOK FOR 2008

Assuming current economic conditions, Schneider Electric anticipates for 2008:

- an organic sales growth between 6% and 8%
- an EBITA margin at 15%

in line with its new^2 program targets

Annex 2

2007 Annual Results

London

20 February 2008

Schneider Electric

Disclaimer

All forward-looking statements are Schneider Electric management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Overview

2007: a key year of transformation

Significant increase in earnings, acceleration in H2

- Record organic sales growth in 2007: 13.9%, far outperforming end-markets
- Strong contribution of new businesses and particularly energy efficiency
- Acceleration in pricing (+2.2%), more than offsetting raw material increases
- Rebalancing of production in emerging countries well on track
- High free cash flow generation: €1.5bn, up 38%

Successful APC integration & turnaround with margin catching up Group level

2007 Key figures

€m	2007	Change
Sales	17,309	+26%
EBITDA	3,114	+24%
EBITA	2,562	+27%
Net income	1,583	+21%
EPS (€)	6.78	+14%
Dividend (€)	3.30	+10%
Free cash flow	1,530	+38%

2008: taking advantage of new profile

Organic sales guidance confirmed at +6% to +8%, based on

- Solid order intake driven by emerging countries and energy efficiency
- Allocation of resources to fast growing markets and key verticals
- Conservative assumptions for H2 in mature countries

EBITA margin expected at 15%, thanks to

- Benefits of rebalancing to low cost countries, neutral currency exposure
- Flexible and highly outsourced model
- Leaner and globalized structure

Strategy & Business Update

Record organic sales growth in 2007

Sales organic growth by region

	2007
Europe	+12.0%
North America	+13.1%
Asia-Pacific	+16.0%
Rest of the World	+23.3%
Group	+13.9%
*Emerging countries**	*+20%*

* Emerging countries: Eastern Europe + Asia-Pacific + Rest of the World

Orders organic growth by business

	2007
Critical Power**	+14%
Building Automation	+17%
Ultra Terminal	+9%
Services	+22%
Energy efficiency	*+15%*

** This figure indicates the sales performance of the Critical Power & Cooling Services "business unit" on a 12-month proforma basis in 2007 (excluding MGE Small Systems)

Emerging countries: acceleration of growth

Emerging countries sales
(€ bn and share in Group)



2.8
27%
3.5
30%
4.2
31%
5.5
32%
2004
2005
2006
2007

Emerging countries
average organic growth



+13%
+17%
+20%
10 years
3 years
2007

- Sales in emerging countries doubled over the past 3 years up to €5.5 bn
- Emerging countries grew in average by 13% annually over the past 10 years, with acceleration driven by infrastructures and natural resources

Energy efficiency: a unique positioning

- A €3.6 bn business
- 20% of Group orders
- 15% growth in 2007



100
50
0
Power Monitoring & Control
Critical Power & Cooling
Building Automation
Lighting & Home Control
Variable Speed Drives
Services
Energy Efficiency

Limitation of CO_2 emissions driven by energy savings and cleaner generation

Energy savings

- Expected payback: 2 to 5 years
- 1kW.h saved= 3 kW.h generated
- Solution rapidly implemented
- Low investment threshold

Payback has decreased by 30% since 5 years due to higher energy prices

Energy generation

- Expected payback: >10 years
- 1 kW.h saved = 1 kW.h generated
- Implementation Delay
- High investment threshold



Energy price
Years payback*
0,11
0,105
0,1
0,095
0,09
0,085
0,08
0,075
0,07
0,065
0,06
5,0
4,5
4,0
3,5
3,0
2,5
2,0
2000
2001
2002
2003
2004
2005
2006

* Example based on a US commercial building project

Complete solutions for attractive verticals

	Data Centers & Networks	Natural Resources*	Utilities
Sales 2007 in €bn	3.0	1.0	1.0
Market CAGR 2007-2010	+8% -12%	+8%	+7%
Drivers	• Higher availability • Better flexibility • Lower Total Cost of ownership	• Price of commodities & energy cost • Time to market • Continuity of service	• Security of supply • Growing demand with ageing infrastructure • Environmental issues

*Natural resources : water and waste water, oil & gas, mining minerals & metals

Responsible business framework

Corporate Responsibility

Society: our new Foundation
- Electrification of emerging countries
- Insertion of underprivileged young people through our businesses
- Contribution to start-up companies in our business
- Reconstruction for disaster victims

Environment
- Eco design
- Eco processes
- Energy consumption

Social
- Diversity
- Health & Safety
- Talent management

Governance
- Our Principles of responsibility
- Global Compact
- SRI ratings: DJ World, ASPI Eurozone, Ethibel

Performance monitoring

Barometer Performance evolution 2005-2007



10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
3.6
7.2
déc-04
déc-05
déc-06
déc-07

Composite Barometer of 10 KPI for:
- Environment: 3
- Social: 3
- Society: 2
- Governance: 2

new² 2008 target: 8/10

2007 actual: 7.6/10

Significant and sustainable efficiency levers

	Before	Today	Tomorrow
Rebalancing	Sourcing & manufacturing	Rebalanced production in emerging countries	Operating structure optimized on a worldwide basis
Globalization	Country-based organization (supply chain & IT)	Regional logistics, initiated purchasing globalization	Full benefits of scale for purchasing, IT systems & back offices
Simplification	Country-based integration and duplications	Doubling of size with new businesses; accelerated integration of acquisitions	Lean structure & unified processes; post-acquisition simplification

Established sourcing and manufacturing in emerging countries



COGS in low cost countries
Sales in emerging countries
APC impact
40%
18%
24%
28%
34%
44%
2004
2005
2006
2007
2008 Target



Production base in low cost countries
Sourcing
Manufacturing
13%
32%
21%
39%
49%
55%
2001
2004
2007

- Rebalancing already achieved in 2007, 2008 target to be beaten with 44% of COGS in low-cost countries including APC
- € / $ transaction risk eliminated: negligible impact on EBITA margin from 2008

From a multi-local to globalized model

	Before	Today	Tomorrow
Purchasing	Dispersed sourcing, large supplier base	Internationalization and focus on key suppliers	Full leverage of size and rationalization
Logistics	Local organizations	Closing of 59 centers	Regional territories (<20)
IT	Several legacy systems	Core system developed and being tested	Consistent core system deployed
Back offices	Fragmented support	First shared service centers by function	Generalization of shared service centers
R&D	Multiple centers in mature countries	Ramping-up of emerging countries, consolidation	Globalization on a worldwide basis

Substantial benefits from efficiency plans

Efficiency initiatives	2005-2007 savings
Rebalancing of production to low-cost countries	€ 222m
Purchasing productivity	€ 351m
Rationalization of logistics	
Lean Manufacturing	€ 166m
Consolidation of R&D	
Optimization of support function costs	SFC / Sales - 210 bp
Pricing management	

Sustainable gain
> 2pts
on EBITA margin
since new² launch

Cash generation significantly enhanced

- Strong cash generation potential thanks to low capital intensive model
- Record free cash flow achieved in 2007: €1,530m (+38%)
- Free cash flow generation reaching 8.7% of sales on average in the past 5 years vs 4.8% in 1998-2002


Free cash flow as % of sales
4.8%
8.7%
1998-2002 average
2003-2007 average

2007
Financial Results

Strong increase of earnings

In €m	Reported figures FY 2006	FY 2007	Change
Sales	13,730	17,309	+26.1%
Gross profit	5,679	7,099	+25.0%
Margin %	*41.4%*	*41.0%*	*-0.4pt*
EBITDA	2,506	3,114	+24.3%
Margin %	*18.3%*	*18.0%*	*-0.3pt*
EBITA*	2,019	2,562**	+26.9%
Margin %	*14.7%*	*14.8%*	*+0.1pt*
Net financial expense	(121)	(266)	
Income tax	(535)	(600)	
Net income	1,309	1,583	+20.9%
Earnings per share	*5.95*	*6.78*	*+13.9%*

* Before amortization of purchase accounting intangibles of €78m in 2007 (€18m in 2006) and including restructuring costs & impairment of €138m in 2007 (€116m in 2006)

** Including capital gain on MGE Small Systems divestment of €60m and provisions on IT systems upgrade of €72m

Significant improvement in profitability in H2

In €m	H1 2007	Interim figures H2 2007	Change
Sales	8,254	9,055	
Gross profit	3,378	3,721	
Margin %	*40.9%*	*41.1%*	*+0.2pt*
Support function costs*	2,140	2,255	
As % of sales	*25.9%*	*24.9%*	*-1.0pt*
EBITA	1,175	1,387	
Margin %	*14.2%*	*15.3%*	*+1.1pt*

*SG&A and R&D costs

Profitability enhanced by APC turnaround

In m€	Comparable figures FY 2006*	FY 2007	Change
Sales	15,469	17,309	+11.9%
Gross profit	6,319	7,099	+12.3%
Margin %	*40.8%*	*41.0%*	*+0.2pt*
EBITDA	2,633	3,114	+18.3%
Margin %	*17.0%*	*18.0%*	*+1.0pt*
EBITA	2,103	2,562	+21.8%
Margin %	*13.6%*	*14.8%*	*+1.2pt*

*Including APC on a proforma basis since February 15, 2006

Strong volume leverage driven by investments in high growth markets



Analysis of change in EBITA (in €m)
2,019
2006
+620
Volume
-191
Mix
+307
Price
-199
Raw Materials
+295
Gross Industrial Productivity
-437
Operating Costs*
-38
Other**
-103
Currency Effects***
+289
APC +247
Other +42
perimeter
2,562
2007
Organic Growth

△ 07/06	+ 18%	-5%	+14%	+27%

* Of which Production Labour & Other Costs: -83, SG&A/R&D costs: -354
** Of which IFRS impacts: -30
***Of which translation: -63, transaction: -40

Strong pricing dynamics

Raw materials & Pricing annual impact


118
92
227
141
199
307
2005
2006
2007
Raw materials
Pricing

Pricing vs Raw materials on a cumulative basis


78%
68%
99%
2005
2006
2007
Raw materials
Pricing

Solid productivity gains in line with target

Breakdown of productivity gains (in €m)

	2006	2007
Purchasing	91	124
Lean Manufacturing	50	55
Rebalancing	81	72
Other plans	70	44
Gross industrial productivity	292	295
*As % of products' cost of sales**	*4.5%*	*4.0%*

*Excluding cost of sales for services and related businesses

Solid profitability improvement throughout the different regions

Breakdown by region
(before corporate costs*)

	Europe	North America	Asia Pacific	Rest of World
Sales breakdown	*45%*	*28%*	*19%*	*8%*
EBITA** (€m)	1,349 *+16%*	787 *+30%*	440 *+21%*	232 *+21%*
EBITA Margin**	17.2% *+0.4pt*	16.5% *+3.0pts*	13.6% *+0.7pt*	15.9% *+0.4pt*

* *Corporate costs of -1.4% of sales in 2007 (-1.4% in 2006)*
** *Compared to 2006 EBITA including APC on a proforma basis since February 15, 2006*

Profitability improvement led by Electrical Distribution and Critical Power

Breakdown by business
(before corporate costs*)

	Electrical Distribution	Automation & Control	Critical Power***
Sales breakdown	57%	29%	14%
EBITA** (€m)	1,789 *+20%*	700 *+7%*	319 *+80%*
EBITA Margin**	18.1% *+0.8pt*	14.2% *-0.5pt*	12.7% *+5.4pts*

** Corporate costs of - 1.4% of sales in 2007 (- 1.4% in 2006)*
*** Compared to 2006 EBITA including APC on a proforma basis since February 15, 2006*
**** Including MGE Small Systems business*

Sustained increase of EPS and dividend


Earnings per share
3,73
4,56
5,95
6,78
2004
2005
2006
2007
+22% p. y.


Dividend per share
1,80
2,25
3,00
3,30*
2004
2005
2006
2007
+22% p. y.

*Subject to shareholder approval, payable in cash on April 30, 2008

Strong free cash flow contributing to APC acquisition financing

Analysis of debt change in €m	2007
Net debt at January 1	(1,835)
Operating cash flow	2,211
Capital expenditure – net*	(560)
Change in operating working capital	(261)
Change in non-operating working capital	140
Free cash flow	1,530
Dividends	(670)
Acquisitions	(5,291)
Capital increase	1,271
Other	59**
Increase in net debt	(3,101)
Net debt at December 31	(4,936)

+38%

* Including R&D capitalization of €131m in 2007 (€132m in 2006)

** Including currency effect on debt of €200m

Cash generation significantly enhanced

Free cash flow
in € m



+38%
1,107
1,530
2006
2007

Cash conversion
indicators



Free cash flow
EBITDA
Free cash flow
Net income
44%
49%
85%
97%
2006
2007
2006
2007

Good control of WCR and CAPEX in a context of high demand



Days of receivables*
65.3 d
-1.3 d
Days of inventories*
46.7 d
-4.8 d
Days of payables*
42.8 d
-5.6 d
WCR*
20.8%
-0.6pt
CAPEX*
3.4%
-0.1pt
CAPITAL EMPLOYED**
€ 12,713m
+7%

* Days or % of sales, excluding APC

** Shareholders' equity + net debt + provisions, excluding APC

Limitation of capital employed leading to significant ROCE increase

Capital Employed*		EBITDA	EBITA	Cash ROCE**	ROCE***
CAPITAL EMPLOYED* Excluding APC: € 12,713m	+7%	€ 2,828m	€ 2,313m	16.2%	13.3%
		+13%	+15%	+1.6pt	+1.5pt
CAPITAL EMPLOYED* Comparable: € 16,956m	+4%	€ 3,114m	€ 2,562m	13.4%	11.0%
		+18%	+22%	+1.9pt	+1.7pt

* Shareholders' equity + net debt + provisions
** Cash ROCE: After tax EBITDA / Capital Employed
*** ROCE: After tax EBITA / Capital Employed

A well balanced gross debt structure

Gross debt structure as of Dec 31, 2007

Fixed debt Vs Floating debt*
100% = €6.2bn



34%
66%
Fixed debt
Floating debt

* After SWAP

By currency*
100% = €6.2bn



8%
31%
61%
Euro
US dollar
Others

* After SWAP

By maturity
100% = €6.2bn



34%
41%
25%
<2 years
2 y <Debt< 5 y
> 5 years

- Additional available backup of facilities: €2.5bn
- Average life: 4 years
- Average interest rate 4.45%

Strengthened financial structure

Financial ratios in €m

	[illegible]	2007
Consolidated shareholders' equity	8,838	10,314
Net debt	6,087	4,936
Net debt-to-equity ratio	69%	48%
Interest coverage (EBITDA/Debt costs)	na	13x
Operating cash flow/net debt	32%	45%
Funds from operations/net debt**	27%	38%
S&P rating	BBB+	BBB+

* Including APC acquisition at December 31, 2006 and before capital increase on a pro forma basis
** S&P definition

Critical power performance

Critical Power EBITA doubled, driven by the turnaround of APC

(in $m)	2006 Proforma*	2007 Proforma*	Change
Sales	3,023	3,520	+16%
Organic growth			*+14%*
EBITA before non recurring charges**	209	440	x2.1
Margin %	*6.9%*	*12.5%*	*+5.6pts*
EBITA	150	402	
Margin %	*5.0%*	*11.4%*	

- Strong volume increase led by Enterprise Systems & Services
- Termination of unprofitable product lines and project selection
- Optimization of supply chain and support functions

* Results of the business unit on a 12-month basis (without MGE Small Systems business)
** Before non-recurring charges: restructuring costs and assets value adjustments

Critical Power EBITA to nearly double again by 2009

(in $m)	2006 Proforma*	2007 Proforma*	2009 Target	vs 2007
Sales	3,023	3,520	4,300-4,500	
Organic growth		*+14%*		*+11-13% CAGR*
EBITA	150	402	650-750	
Margin %	*5.0%*	*11.4%*	*15-17%*	*+4-6pts*

A clear and ambitious strategy

A leader in Critical Power with high profitability…

- Extended portfolio and innovative technology
- Global footprint addressing multiple applications
- Successful integration process
- Rapid turnaround of the ex-APC business

… in a unique position for strong profitable growth

- Tripled accessible market leveraging the Group offering
- Complete solutions for highly growing Data Centers market
- Home & Distributed deployment in new segments
- High potential in BRIC countries

APC | MGE
Critical Power and Cooling Services

Outlook

Outlook

Assuming current economic conditions,
Schneider Electric anticipates for 2008:

- an organic sales growth between 6% and 8%
- an EBITA margin at 15%

in line with its new[2] program targets

Definitions

- EBITDA: EBIT before net depreciation and amortization
- EBITA: EBIT before amortization and depreciation of purchase accounting intangibles
- Capital Employed: Shareholders' equity + net debt + provisions
- ROCE: After tax EBITA / Capital Employed
- Cash ROCE: After tax EBITDA / Capital Employed

Contacts & agenda

Alexandre Brunet – [illegible] – alexandre.brunet@schneider-electric.com
Grégoire Rougnon – IR manager – gregoire.rougnon@schneider-electric.com

21 April	Q1 2008 Sales	Conference call 9:30am
21 April	Shareholders' Meeting	CNIT, Paris La Défense
01 August	2008 Half-Year Results	Conference call 9:30am
22 October	Q3 2008 Sales	Conference call 9:30am

Schneider Electric

Financial Press Release

A key year for Schneider Electric: Record growth and earnings in 2007 Successful integration of the new APC-MGE business unit

➪ Sales:	€17.3 bn	(up 26%)
➪ EBITA margin:	14.8%	(up 27%)
➪ Free cash flow:	€1.5 bn	(up 38%)

- ***Record organic sales growth of 13.9%***
- ***EBITA margin up 1.2 pt on a pro forma basis****
- ***Acceleration of growth on high potential markets: emerging countries (32% of sales) and energy efficiency (20%)***
- ***Production footprint rebalanced by geography and currency***
- ***2008 outlook confirmed: organic growth between 6% and 8% and EBITA margin at 15%***

Rueil Malmaison, February 20, 2008 – Meeting on February 19, 2008 the Supervisory Board reviewed the financial statements for the year ended December 31, 2007 as established by the Management Board on February 15, 2008.

€ million	2007	2006	% Change
Sales	17,309	13,730	+26%
EBITA**	2,562	2,019	+27%
EBITA margin	*14.8%*	*14.7%*	*+0.1pt*
Net income	1,583	1,309	+21%
Earnings per share (€)	6.78	5.95	+14%
Free cash flow	1,530	1,107	+38%

* *Including APC data over 10.5 months in 2006.*
** *EBITA = EBIT before amortization of purchase accounting intangibles*

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Schneider Electric

Financial Press Release (p. 2)

"Schneider Electric achieved a key year in 2007: we have set new records in 2007 for growth and earnings. After 10 months within the Group, APC posted results clearly above the business plan, thanks notably to its successful integration with MGE" noted Jean-Pascal Tricoire, Chairman of the Management Board and CEO. *"We have carried out an in-depth repositioning of our businesses in the most promising markets: we generate now 32% of our sales in emerging markets and 20% in energy efficiency where we benefit from a unique positioning. This makes us confident in the structural improvement of our growth profile. We therefore anticipate for 2008 an organic sales growth between 6% and 8%, assuming current economic conditions. Additionally, the geographic rebalancing of our production footprint, the globalization of our operations and the simplification of our operating processes should allow us to reach an EBITA margin of 15%".*

I. NEW ORGANIC GROWTH RECORD OF 13.9% EMERGING COUNTRIES CONTRIBUTING TO 50% OF GROUP GROWTH

Schneider Electric sales rose 26.1% on a current structure and exchange rate basis to **€17,309 million** in 2007, double the Group's sales in 2003. Organic growth for the full year set a **new record** at **13.9%**.

Operations in emerging countries continued to fuel growth, with an increase of **20%**, and contributed to 50% of Group growth in 2007. In addition, in-depth repositioning of the business portfolio has allowed the Group to develop unique positions in high potential businesses such as energy efficiency and services.

Acquisitions contributed a net €2,154 million (or 15.7%). This primarily included APC (consolidated as from February 15, 2007), for €1,736 million, GET in ultra terminal, for €116 million, and Pelco, a world leader in video security systems (consolidated since October 16, 2007), for €89 million. The currency effect had a negative impact of €421 million (or 3.5%).

Sales growth by region was as follows:

€ million	Full year 2007	% change (constant)	Changes in scope of consolidation	Currency effect	% change (current)
Europe	7,846	+12.0%	+10.6%	-0.1%	+22.5%
North America	4,770	+13.1%	+25.2%	-9.3%	+29.0%
Asia-Pacific	3,233	+16.0%	+15.7%	-3.1%	+28.6%
Rest of the World	1,460	+23.3%	+12.9%	-5.4%	+30.8%
Total	**17,309**	**+13.9%**	**+15.7%**	**-3.5%**	**+26.1%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

II. RECORD EBITA MARGIN OF 14.8% 1.2 PT IMPROVEMENT ON A PRO FORMA BASIS*

EBITA also rose sharply in 2007, by **27%** to **€2,562 million**. The following factors contributed to the organic increase of **€357 million**:

- Record sales growth generated a strong volume effect of €620 million, partially offset by an unfavorable product mix effect of €191 million stemming from expansion in services, projects and solutions.

- The Group demonstrated a robust pricing power during the year, lifting sales by 2.2% or €307 million. This amply offset the €199 million increase in raw material costs.

- Efficiency plans, notably related to purchasing and to geographic rebalancing of production, again generated significant industrial productivity gains, of €295 million (4.0% of products' cost of goods sold).

Acquisitions contributed **€289 million** to EBITA, of which €247 million from APC, the world leader in Critical Power & Cooling Services.

Lastly, the currency effects reduced EBITA by **€103 million**, notably due to the dollar's significant decline against the euro. Thanks to the production rebalancing plans, the negative impact on EBITA margin was limited to 0.2 point.

EBITA margin came to the record level of **14.8%** in 2007. This represents a **1.2-point** increase from 2006 including APC on a pro forma basis*.

All **regions** (Europe, North America, Asia-Pacific and Rest of the World) showed an increase in profitability. Among the **businesses**, the largest contributions to EBITA growth came from Electrical Distribution and Critical Power, thanks to APC's turnaround.

III. NET INCOME UP 21% FREE CASH FLOW OF €1,530 MILLION

Net income grew by a strong **21%** to **€1,583 million**. This reflects a 1.4-point decline in the effective tax rate to 27.1% and good interest expense management during a sharp increase in net debt to finance the acquisition of APC. The net debt-to-equity ratio stood at 48% at December 31, 2007, compared with 21% at the previous year-end.

Earnings per share rose **14%** to **€6.78**. The increase was smaller than for net income due in particular to the early-2007 share issue to finance part of the APC acquisition.

* *Including APC data over 10.5 months in 2006*

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Financial Press Release (p. 4)

At the Annual Meeting on April 21, 2008, shareholders will be asked to approve a **dividend** of **€3.30** per share, payable in cash as from April 30, 2008.

Operating cash flow totaled **€2,211 million**. Thanks to tight control over working capital and net investment, **free cash flow** rose a remarkable **38%** to **€1,530 million**.

Lastly, Return on Capital Employed (ROCE*) reached 11.0% in 2007, up **1.7 point** on a pro forma basis**.

IV. SUCCESSFUL INTEGRATION OF APC-MGE RESULTS UP SHARPLY

Note: All data in this section correspond to the underlying performance of the Critical Power & Cooling Services business unit over the year, and not the results consolidated by Schneider Electric, which include APC over 10.5 months only.

The new Critical Power & Cooling Services business unit, combining APC and MGE, posted sales of **$3,520 million** in 2007, for a sustained organic growth of **14%** from the year before.

The *Enterprise Systems and Services* business continued to be the main growth driver thanks to its integrated power and cooling solutions, which solve the growing issue of energy efficiency for critical applications, notably in data centers.

Moreover, the initial impact of operating efficiency and cost reduction plans fueled a remarkable turnaround in profitability. EBITA before non-recurring charges*** totaled **$440 million** in 2007, **more than double** the 2006 figure, for a margin of **12.5%** versus 6.9% the year before. EBITA amounted to $402 million.

In light of these results, Schneider Electric confirms the 2009 targets announced for the Critical Power & Cooling Services business unit on November 28, 2007:

- Sales of between $4,300 million and $4,500 million, representing average annual organic growth of between 11% and 13%.

- EBITA of between $650 million and $750 million, for a margin of between 15% and 17%.

---

* *After-tax EBITA / Shareholders' equity + Net debt + Provisions*

** *Including APC data over 10.5 months in 2006*

*** *Before restructuring costs and non-recurring items in an amount of $38 million in 2007 ($59 million in 2006)*

Investor Relations:
Schneider Electric
Alexandre Brunet
Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine
Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique

Financial Press Release (p. 5)

V. STRUCTURAL IMPROVEMENT IN GROWTH AND PROFITABILITY POTENTIAL THANKS TO SUCCESS OF NEW^2 ACTION PLANS

Schneider Electric's excellent performance in 2007 demonstrates the success of new^2's action plans as the company program draws into its final year. Business repositioning has led to a structural improvement in the Group's growth potential.

- Revenue from **emerging countries** amounted to €5.5 billion in 2007, or 32% of the Group sales, compared with 18% in 2001. Organic growth averaged 17% over the past three years and 13% over the past ten years. Emerging countries' needs for energy, infrastructures and equipments ensure solid growth prospects for Schneider Electric in the years ahead.

- **Energy efficiency** solutions combining different offerings of the Group now represent substantial business volume, accounting for 20% of orders booked in 2007 and growing at 15%. Thanks to its positioning, Schneider Electric has a unique ability to meet growing demand for optimized energy consumption resulting from higher energy costs and fast-changing regulations.

- The Group is also targeting more promising **market segments**, including data centers, natural resources and infrastructures (water treatment, and power supply). Schneider Electric now has more comprehensive solutions to meet these customers' specific needs.

In addition, the Group has significantly optimized its cost structure.

- **Production footprint** has been rebalanced, with low-cost emerging countries now representing 40% of cost of goods sold (versus 10% in 2001), taking into account the acquisition of APC. Moreover, margin exposure to currency fluctuations is now negligible.

- Schneider Electric is implementing a **globalized model** in keeping with the scope attained over the last few years and its worldwide coverage. Plans covering purchasing, the supply chain, IT systems, administration and R&D represent a source of additional savings in the future.

- Lastly, the Group has initiated a **simplification program** to unify processes, optimize its support costs and accelerate the integration of acquisitions.

Schneider Electric's improved performance coupled with low capital-intensive model have structurally increased its ability to **generate free cash flow**. Over the past five years (2003 to 2007), free cash flow represented **8.7%** of sales, up 3.9 points from the previous period (1998-2002).

About Schneider Electric

Schneider Electric, who helps people and organisations make the most of their energy, anticipates and satisfies its customers' requirements in the residential, building, data centers and networks, industry, and energy and infrastructure markets. With 112,000 employees, Schneider Electric generated revenue of €17.3 billion in 2007 through 15,000 distributor outlets in 190 countries.
www.schneider-electric.com

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

END